Risk Management – Pillar 3

OBJECTIVE		4

KEY INDICATORS		4

1	RISK AND CAPITAL MANAGEMENT	5
1.1	Organizational Structure	5
1.2	Risk and Capital Governance	6

2	CAPITAL	7
2.1	Capital Management	7
2.2	Capital Requirements in Place and in Progress	8
2.3	Capital Composition	9
2.4	Risk-Weighted Asset (RWA)	11
	Risk-Weighted Assets for Credit Risk (RWACPAD)	12
	Risk-Weighted Assets for Market Risk (RWAMPAD)	12
	Risk-Weighted Assets for Operational Risk (RWAOPAD)	13

2.5	Capital Adequacy	13

3	BALANCE SHEET	14
	Balance Sheet	14
	List of institutions that comprises the Financial Statements of Itaú Unibanco Holding	17
	List of the material entities	19

4	INVESTMENTS IN OTHER ENTITIES	20
4.1	Investments in other entities not classified in the trading book	20

5	CREDIT RISK	21
5.1	Framework and Treatment	21
5.2	Credit Portfolio Analysis	23
	Evolution of the Credit Portfolio	23
	Operations with Credit Granting Characteristics by Brazil Geographic Regions and by Countries	23
	Operations with Credit Granting Characteristics by Economic Sector	24
	Remaining maturity of loan transactions	25
	Credit Concentration on the Major Debtors	25
	Overdue Amounts	26
	Allowance for Loan Losses	26
	Mitigating Instruments	27
	Counterparty Credit Risk	28
	Acquisitions, Sale or Transfer of Financial Assets	29
	Operations of Securitization	30
	Credit Derivatives	32

6	MARKET RISK	33
6.1	Framework and Treatment	33
6.2	Portfolio Analysis	35
	Interest rate risk in the non-trading book	35
	Evolution of the Trading Portfolio	36
	Evolution of the Derivatives Portfolio	36
	VaR – Consolidated Itaú Unibanco	37
	VaR - Trading Portfolio	38
	VaR - Foreign Units	39
	Backtesting	40

Risk Management – Pillar 3

7	OPERATIONAL RISK	41
7.1	Framework and Treatment	41
7.2	Crisis Management and Business Continuity ios	42

8	OTHER RISKS	43
8.1	Framework and Treatment	43
8.2	Primary sources of funding	43
	Insurance Risk	44
	Social and Environmental Risk	44
	Reputational Risk	45
	Regulatory Risk	45
	Model Risk	45
	Country Risk	46
	Business and Strategy Risk	46

9	ENTERPRISE RISK MANAGEMENT AND ALIGNEMENT OF INCENTIVES	47
	Integrated monitoring of risks and capital adequacy	47
	Stress Test	47
	Risk-adjusted Compensation	47

10	APPENDIX I	48

11	GLOSSARIES	51
11.1	Glossary of Acronyms	51
11.2	Glossary of Norms	54

Risk Management – Pillar 3

Objective

This document aims at submitting Itaú Unibanco Holding S.A. (Itaú Unibanco) information required by the Central Bank of Brazil (BACEN) through Circulars 3,678 and 3,716, which address the disclosure of information on risks management, calculation of risk-weighted assets (RWA), and calculation of the Referential Equity (PR), consistently with the new capital rules and in accordance with Itaú Unibanco’s institutional standards.

For other information than the contained on this document, please visit www.itau-unibanco.com/ri.

Key indicators

Itaú Unibanco’s risk and capital management focuses on maintain the institution’s risk profile in line with the risk strategy and guidelines approved by the Board of Directors.  The main metrics of the Financial Conglomerate, on December 31, 2014, are summarized below.

BIS Ratio 16.9% 3º Q. 2014: 16.6%	Common Equity Tier I Ratio 12.5% 3º Q. 2014: 12.1%	Tier II Ratio 4.4% 3º Q. 2014: 4.5%

Referential Equity R$ 129,790 million 3º Q. 2014: R$ 124,724 million	Common Equity Tier I R$ 96,212 million 3º Q. 2014: R$ 91,140 million	Tier II R$ 33,559 million 3º Q. 2014: R$ 33,555 million

RWA R$ 768,075 million 3º Q. 2014: R$ 751,448 million	Credit Risk Exposure R$ 706,081 million 3º Q. 2014: R$ 687,783 million

4
Itaú Unibanco

Risk Management – Pillar 3

1	Risk and Capital Management

Itaú Unibanco understands risk management as essential to optimize the use of resources, and to select the best business opportunities, seeking to maximize value creation for its shareholders.

The Risk Management process at Itaú Unibanco seeks that:

—	Existing and potential risks to Itaú Unibanco’s positions are identified and measured;
—	Risk Management and Control institutional policies, procedures and methodologies are approved and aligned with the directives from the Board of Directors and the Itaú Unibanco’s strategies;
—	Itaú Unibanco’s portfolio management seeks the best risk-return ratios.

The risk identification process purpose is to map internal and external risk threats that may affect the business’ and support units’ strategies, keeping them from achieving their goals, potentially impacting Itaú Unibanco’s results, capital, liquidity and reputation.

The risk management processes permeate the entire institution and are aligned with the Board of Directors and the Senior Management directives, which define the overall objectives, through targets and limits for business units, through Committees and Superiors Commissions.  The capital management and control units support Itaú Unibanco’s management through monitoring and analyzing risk and capital processes.

According to Resolution 3,988 of the National Monetary Council (CMN), BACEN Circular 3,547 and BACEN Circular Letter 3,565, Itaú Unibanco implemented a capital management structure and the Internal Capital Adequacy Assessment Process (ICAAP), having submitted to BACEN the last ICAAP report on April, 2014, with information regarding December 2013.

Itaú Unibanco’s adopts a prospective capital management attitude, which comprises of:

—	Identification and analysis of the material risks to which Itaú Unibanco is or may be exposed, and assessment of the adequate capital needed to face them;
—	Capital planning, which takes into account the strategic guidelines, economic environment and the Board of Directors directives;
—	Stress tests, aimed at analyzing Itau Unibanco’s funding level’s behavior under severe stress events;
—	Maintaining an updated capital contingency plan for situations where funding sources are unavailable or insufficient;
—	An internal capital adequacy assessment framework, which assesses the Referential Equity in relation to the adequacy of the capital needed to face the inherent risks;
—	Periodic capital adequacy management reports, submitted to the senior management and Board of Directors members.

The guidelines of the institutional capital management policy can be accessed at www.itau-unibanco.com/ri, under Corporate Governance, Regulations and Policies, Public Access Report – Capital Management.

1.1	Organizational Structure

Itaú Unibanco’s risk management organizational structure complies with Brazilian and international regulations and is aligned with the market’s best practices.  Credit, market, liquidity, operational and underwriting risks control is centrally performed by an independent division, ensuring the risks, to which Itaú Unibanco is exposed, are managed in accordance with the group risk appetite, policies and procedures in place.  This independent division is as well responsible for centralizing Itaú Unibanco’s capital management.  The purpose of the centralized control is to provide the Board and the Senior Management with a global perspective of Itaú Unibanco’s risk exposure, as well as with a prospective understanding of capital adequacy, enhancing the agility and optimization of corporate decisions.

Itaú Unibanco in-house developed information technology (IT) systems, managed to fully comply with Central Bank’s requirements on capital adequacy and risk measurement, in accordance with regulatory models and requirements in place.  It also monitors adherence to the qualitative and quantitative authorities’ minimum capital and risk management requirements.

5
Itaú Unibanco

Risk Management – Pillar 3

1.2	Risk and Capital Governance

Itaú Unibanco established risk and capital management committees that report directly to the Board of Directors.  Members of these committees are elected or appointed by the Board.  At the executive level, risk is managed by the Superiors Commissions.

A detailed description of the structure can be found in the Consolidated Annual Report in session Our Governance - Our Risk Management.  The Consolidated Annual Report can be found in the website www.itau-unibanco.com.br/ri, section Financial Information.

6
Itaú Unibanco

Risk Management – Pillar 3

2	Capital

2.1	Capital Management

The Board of Directors is the ultimate body in the Itaú Unibanco’s capital management and it is responsible for approving the capital management institutional policy and guidelines regarding the funding level of the conglomerate.  Also in ambit of capital management, through the ICAAP report, the Board of Directors approves:

—	the identification of material risks, the determination of the need for additional capital for the material risks and the internal methodologies for quantifying capital;
—	the capital plan in both normal and stress situations;
—	the capital contingency plan;
—	the internal assessment of capital adequacy;
—	the independent validation of ICAAP processes and models.

Additionally, the conclusions of and points of attention raised by auditors on capital management processes are submitted to the Board of Directors.

At the executive level, the Superior Risk Policy Committee (CSRisc) is responsible for approving risk assessment and capital calculation methodologies, as well as reviewing, monitoring and recommending capital-related documents and topics to the Board of Directors.  As for the Commissions and Committees governance, Itaú Unibanco has a dedicated structure for capital management, which consolidates information and coordinates related processes, all of which subject to verification by the independent validation, internal controls and audit areas.

The capital plan is consistent with the Itaú Unibanco’s strategic plan, and is aimed at ensuring the maintenance of an adequate and sustainable capital level, taking into account analyses of the economic, competitive and political environments, besides other external factors.  The capital plan comprises the following:

—	Short and long-term capital goals and projections of Itaú Unibanco, under normal and stress scenarios, according to the Board of Directors’ guidelines;
—	Main sources of capital;
—	Contingency capital plan, containing actions to be taken in case of a potential capital deficiency.

During its development, at least the following is considered:

—	Analysis of the threats and opportunities related to the economic and business environment;
—	Projections about balance sheets and income;
—	Targets for growth and/or market share;
—	Segments targeted by the institution and their related products;
—	Profit sharing policy and its impacts on capital.

As part of the capital plan, stress tests are applied, considering severe events, aiming at finding potential capital shortages.  The stress scenarios are approved by the Board of Directors and their impacts on capital are considered for devising the strategy, business positioning and capital.

Complementary to the capital assessment for Pillar 1 risks, Itaú Unibanco have been developing mechanisms for identifying and analyzing the materiality of other risks faced by the institution, besides methodologies for assessing and quantifying the need for additional capital to cover them.

In order to provide the necessary information for supporting decision taking by the Executives and the Board of Directors, management reports are prepared and presented at Commissions and Committees, informing about Itau Unibanco’s capital adequacy, as well as about the projections of future capital levels in normal and stress situations.

7
Itaú Unibanco

Risk Management – Pillar 3

2.2	Capital Requirements in Place and in Progress

Itaú Unibanco’s minimum capital requirements follow the set of resolutions1 and circulars disclosed by the Central Bank of Brazil (BACEN) that implemented, in Brazil, the global capital requirement standards known as Basel III.  They are expressed as ratios of the capital available stated by the Referential Equity (PR), or Total Capital, composed of the Tier I Capital (which comprises the Common Equity and Additional Tier 1 Capital) and Tier II Capital, and the risk-weighted assets, or RWA.

The Total Capital, Tier 1 Capital and Common Equity Tier 1 Capital ratios were calculated on a consolidated basis, applied to the financial institutions included in Financial Conglomerate, up to December 31, 2014.  Beginning January 1, 2015, Financial Conglomerate was replaced by the Prudential Conglomerate2, which comprises not only financial institutions but also collective financing plans (“consórcios”), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which the conglomerate retains substantially all risks and rewards.  The report based on the Prudential Conglomerate will be published on March 31, 2015.

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk-weighted asset amounts for credit risk, market risk, and operational risk.  Itaú Unibanco uses the standardized approaches to calculate these risk-weighted asset amounts described in paragraph 2.4 Risk-weighted Assets.

The minimum Total Capital requirement corresponds to 11 percent from October 1, 2013 to December 31, 2015, decreasing gradually to 8 percent through January 1, 2019.

As a consideration, BACEN standards establish an Additional Tier 1 Capital, which corresponds to the combination of the conservation (fixed) and countercyclical (variable) capital buffers, which, together with the requirements mentioned in the paragraph above, increase the requirements for long-term capital.

The standards also redefined new requirements to qualify instruments eligible for Tier 1 or Tier 2 Capital.  Additionally, establishes a gradual reduction of the eligibility of the instrument inventory issued pursuant to CMN Resolution 3,444.

The Basel III implementation calendar was set by the BACEN as follows.

Basel III - Schedule
	01/01/2014	01/01/2015	01/01/2016	01/01/2017	01/01/2018	01/01/2019
Common Equity Tier 1	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Tier 1	5.5%	6.0%	6.0%	6.0%	6.0%	6.0%
Total Capital	11.0%	11.0%	9.875%	9.250%	8.625%	8.0%
Additional Common Equity Tier 1 - Lower Limit	-	-	0.625%	1.25%	1.875%	2.5%
Additional Common Equity Tier 1 - Upper Limit (1)	-	-	0.625%	2.5%	3.75%	5.0%
Common Equity Tier 1 + Additional Lower Limit	4.5%	4.5%	5.125%	5.75%	6.375%	7.0%
Tier 1 + Additional Lower Limit	5.5%	6.0%	6.625%	7.25%	7.875%	8.5%
Total Capital + Additional Lower Limit	11.0%	11.0%	10.5%	10.5%	10.5%	10.5%
Common Equity Tier 1 + Additional Upper Limit (1)	4.5%	4.5%	5.125%	7.0%	8.25%	9.5%
Tier 1 + Additional Lower Limit (1)	5.5%	6.0%	6.625%	8.5%	9.75%	11.0%
Total Capital + Additional Upper Limit (1)	11.0%	11.0%	10.5%	11.8%	12.375%	13.0%
Prudential adjustments deductions	20%	40%	60%	80%	100%	100%

(1) In 2016, the Common Equity Tier 1 Upper Limit is equal to the Lower Limit, as set by the Central Bank Circular No. 3741 of 29 December 2014.  In other years, it is considered the maximum.

The compliance of BACEN to the standards recommended by the Basel Committee was assessed at the end of 2013, under the Regulatory Consistency Assessment Programme (RCAP).  The rules effective in Brazil were considered compliant—pursuant to the BIS, Brazil is a compliant jurisdiction3 — i.e., the capital standards established in Brazil are also consistent with the internationally accepted minimum requirements.  The pointed out discrepancies were considered immaterial.

1 The standards that implemented the Basel III rules in Brazil were disclosed on March 1, 2013 through Resolutions No. 4,192 to No. 4,195 of the National Monetary Council (CMN) (Resolution No. 4,195 was revoked by Resolution No. 4,280 of December 31, 2013), together with 15 Circulars published by BACEN on March 4, 2013, as amended.
2 Further details of prudential regulation in the link:  http://www.bcb.gov.br/?BRPRUDENTIALFINREG.
3 Regulatory Consistency Assessment Programme (RCAP).  Assessment os Basel III regulations in Brasil, December 2013.

8
Itaú Unibanco

Risk Management – Pillar 3

Minimum capital requirement for Insurance

The National Private Insurance Council (CNSP) enacted on February 18, 2013 CNSP Resolutions Nos. 280 (which repeals Circular No. 411), 283, and 284.  On September 25, 2014, the calculation requirements were changed by Resolution No. 316 of the National Council of Private Insurance (CNSP) (which revoked CNSP Resolutions No. 263, 269 and 302).  These rules address the regulatory capital rules required for the authorization and operation of life insurance, pension and capitalization companies and the rules for the allocation of capital arising from the underwriting and operational risk.

CNSP Resolution No. 228 of December 6, 2010, which addresses the criteria to establish additional capital based on the credit risk of the supervised entities, took effect in January 2011.

In addition to the underwriting, credit and operational risks, CNSP Resolution No. 317 was disclosed in December 2014, regulating the market risk capital.

2.3	Capital Composition

The PR, used to monitor compliance with the operational limits imposed by BACEN, is the sum of Tier I and Tier II, where:

—
Tier I:  comprises the Common Equity Tier I, based on the social capital, selected reserves and retained earnings, net from deductions and prudential adjustments, as well as the Additional Tier I Capital;

—	Tier II: comprises as eligible instruments, primarily, subordinated debts, subject to prudential limits.

The table below presents the composition of the referential equity and its components Common Equity Tier I, Additional Tier I Capital and Tier II Capital, taking into consideration their respective deductions and prudential adjustments, as per Resolutions mentioned.

Composition of Referential Equity (PR)			R$ million
		Financial Conglomerate
	12/31/2014	9/30/2014	12/31/2013
Stockholders’ equity Itaú Unibanco Holding S.A. (Consolidated)	95,848	90,776	81,024
Minority Interest in Subsidiaries	2,333	2,240	1,822
Changes in ownership interest in a subsidiary in capital transactions	4,899	5,201	6,120
Unrealized Results	-	-	-
Consolidated Stockholders’ Equity (BACEN)	103,079	98,217	88,966
Preferred shares with clause of redemption excluded from Tier I	(1,048)	(963)	(925)
Deductions	(5,819)	(6,114)	(632)
Common Equity Tier I	96,212	91,140	87,409
Instruments eligible to comprise Additional Tier I	-	-	-
Additional Tier I deductions	20	30	-
Additional Tier I Capital	20	30	-
Tier I adjustments	-	-	-
Tier I (Common Equity Tier I + Additional Tier I Capital)	96,232	91,169	87,409
Instruments eligible to comprise Tier II (1)	33,547	33,547	37,740
Tier II deductions	12	8	(6)
Tier II adjustments	-	-	-
Tier II	33,559	33,555	37,734
Exclusions: Funding instruments issued by financial institutions	-	-	-
Reference Equity (Tier I + Tier II)	129,790	124,724	125,144
(1) The Instruments eligible to comprise Tier II also includes R$ 258 million of Preferred Shares

Appendix I – Referential Equity (PR) Composition and its Adequacy hereto breaks down in detail the Referential Equity as required by Circulars Nos. 3,678 and 3,716.

9
Itaú Unibanco

Risk Management – Pillar 3

Funds obtained through the issue of subordinated debts that compose Tier II capital, for the purpose of the ratio between capital and risk-weighted assets, are described below:

Subordinated Debt and Referential Equity Tier II			R$ million
	Maturities						12/31/2014	9/30/2014	12/31/2013
Name of instrument	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	> 5 years	Total	Total	Total
Bank Deposit Certificate (CDB)	899	5,789	680	-	-	-	7,368	9,090	11,928
Financial Bills	567	2,288	8,474	11,257	149	3,030	25,765	25,593	24,982
Euronotes	289	-	-	-	-	20,443	20,732	19,131	18,276
Subordinated Debt (Dec/14)	1,755	8,077	9,154	11,257	149	23,473	53,865	53,814	55,186
Subject to approval - BACEN (1) and Other	29	116	23	22	21	492	703	657	453
Subordinated Debt - Total (Dec/14)	1,784	8,193	9,177	11,279	170	23,965	54,568	54,471	55,639
Subordinated Debt after Reducer (Dec/14)	-	1,615	3,662	6,754	119	23,473	35,624
Subordinated Debt (Dec/12)	3,367	4,951	725	6,997	8,742	29,139	53,921
Subordinated Debt after Reducer (Dec/12)	-	990	290	4,198	6,993	29,139	41,611
Threshold (2) Subordinated debt	-	792	232	3,359	5,595	23,311	33,289
Subordinated Debts Elegibles to Capital (Dec/14)(3)	-	792	232	3,359	5,595	23,311	33,289
(1) Subordinated debt that does not make up the Tier II (PR)
(2) Subordinated debt with application of threshold in accordance with the current rules (Resolution 4.192/13 - Art 28)
(3) According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of referential equity as of December, 2014, considering instruments approved after closing date to compose Tier 2, totaling R$ 53,921 MM

Details concerning maturities, compensation, principal amount, accounting balance and subordinated debt balance are described next:

Subordinated Debts Elegibles to Capital									R$ million
				12/31/2014	9/30/2014	12/31/2013	Dec/14-Sept/14	Dec/14-Dec/14	12/31/2014
Name of instrument/ Currency	Issue	Maturity	Compensation p.a.	Valor Principal			Principal Variation		Accounting Balance
Subordinated CDB (1) - BRL
	2007	2014	100% of CDI + 0.35% to 0.6%	-	10	1.865	(10)	(1.865)	-
			IGPM + 7.22%	-	33	33	(33)	(33)	-
	2008	2014	112% of CDI	-	1.000	1.000	(1.000)	(1.000)	-
	2008	2015	119.8% of CDI	400	400	400	-	-	815
	2010	2015	113% of CDI	50	50	50	-	-	84
	2006	2016	100% of CDI + 0.7%	466	466	466	-	-	1.083
	2010	2016	110% to 114% of CDI	2.665	2.665	2.665	-	-	4.480
			IPCA(2) + 7.21%	123	123	123	-	-	226
	2010	2017	IPCA + 7.33%	367	367	367	-	-	680
			Total	4.071	5.114	6.969	(1.043)	(2.898)	7.368
Subordinated Financial Bills - BRL
	2010	2016	100% of CDI + 1.35% to 1.36%	365	365	365	-	-	381
			112% to 112.5% of CDI	1.874	1.874	1.874	-	-	1.954
			IPCA + 7%	30	30	30	-	-	50
	2010	2017	IPCA + 6.95% to 7.2%	206	206	206	-	-	280
	2011	2017	108% to 112% of CDI	3.224	3.224	3.224	-	-	3.415
			100% of CDI + 1.29% to 1.52%	3.650	3.650	3.650	-	-	3.762
			IPCA + 6.15% to 7.8%	352	352	352	-	-	502
			IGPM + 6.55% to 7.6%	138	138	138	-	-	204
	2012	2017	100% of CDI + 1.12%	500	500	500	-	-	505
	2011	2018	IGPM + 7%	42	42	42	-	-	55
			IPCA + 7.53% to 7.7%	30	30	30	-	-	40
	2012	2018	108% a 113% of CDI	6.373	6.373	6.373	-	-	6.807
			IPCA + 4.4% to 6.58%	461	461	461	-	-	607
			100% of CDI + 1.01% to 1.32%	3.782	3.782	3.782	-	-	3.876
			9.95% to 11.95%	112	112	112	-	-	143
	2011	2019	109% to 109.7% of CDI	2	2	2	-	-	3
	2012	2019	110% of CDI	1	1	1	-	-	1
			11.96%	12	12	12	-	-	17
			IPCA + 4.7% to 6.3%	101	101	101	-	-	130
	2012	2020	111% to CDI	1	1	1	-	-	1
			IPCA + 6% to 6.17%	20	20	20	-	-	28
	2011	2021	109.25% to 110.5% of CDI	6	6	6	-	-	8
	2012	2022	IPCA + 5.15% to 5.83%	2.307	2.307	2.307	-	-	2.974
			IGPM + 4.63%	20	20	20	-	-	22
			Total	23.609	23.609	23.609	-	-	25.765
Subordinated Euronotes - USD
	2010	2020	6,2%	990	990	990	-	-	2.657
	2010	2021	5.75%	1.000	1.000	1.000	-	-	2.727
	2011	2021	5.75% to 6.2%	730	730	730	-	-	1.958
	2012	2021	6,2%	550	550	550	-	-	1.461
	2012	2022	5.5% to 5.65%	2.600	2.600	2.600	-	-	6.978
	2012	2023	5.13%	1.851	1.851	1.851	-	-	4.951
			Total USD	7.721	7.721	7.721	-	-
			Total BRL						20.732
			Grand Total						53.865
	Subordinated Debt Reducer								41.611
	Subordinated Debts Elegibles to Capital(3)								33.289

(1) CDB is Bank Deposit Certificate and CDI is Interbank Deposit Certificate.  The subordinated notes are redeemable from November 2011.
(2) IPCA and IGP-M are Brazilian Inflation Indexes.
(3) According to current legislation, the accounting balance of subordinated debt eligible to capital as of December, 12 was used for the calculation of referential equity as of Dec, 14.
10
Itaú Unibanco

Risk Management – Pillar 3

For information on each instrument that is part of the Referential Equity as required by Circulars Nos. 3,678 and 3,716, please visit the website www.itau-unibanco.com.br/ri, section Corporate Governance, Appendix II – Main Features of the Referential Equity Instruments.

2.4	Risk-Weighted Asset (RWA)

According to CMN Resolutions Nos. 4,193 and 4,281, for assessing the minimum capital requirements, the RWA can be found by adding the portions, as shown below:

—	RWACPAD = portion relating to exposures to credit risk;
—	RWACAM = portion relating the exposures in gold, foreign exchange rate and assets subject to foreign exchange rate variations;
—	RWAJUR = portion relating to exposures subjects to variations of interest rates, interest coupons and coupon rates and classified in the Trading Portfolio;
—	RWACOM = portion relating to exposures subjects to variations in commodity prices;
—	RWAACS = portion relating to exposures subjects to variations in equities prices and classified in the Trading Portfolio;
—	RWAOPAD = portion relating to the calculation of operational risk capital requirements.

The portions mentioned above were calculated according to the procedures disclosed by BACEN, through Circulars and Circular Letters, and by CMN, through Resolutions.

The table below presents the consolidated evolution of RWA composition of Itaú Unibanco.  Each of the portions mentioned above will be presented in detail in the topics below.

Composition of Risk-Weighted Asset	R$ million
	Financial Conglomerate
Risk exposures	12/31/2014		9/30/2014		12/31/2013
Risk-Weighted Assets for Credit Risk (RWACPAD)	706,081	91.9%	687,783	91.5%	694,039	91.9%
Risk-Weighted Assets for Market Risk (RWAMPAD)	25,176	3.3%	26,848	3.6%	24,555	3.3%
Risk-Weighted Assets for Operational Risk (RWAOPAD)	36,817	4.8%	36,817	4.9%	36,847	4.9%
Risk-Weighted Assets (RWA)	768,075	100%	751,448	100%	755,441	100%

11
Itaú Unibanco

Risk Management – Pillar 3

Risk-Weighted Assets for Credit Risk (RWACPAD)

The table below presents the credit risk-weighted (RWACPAD) separated by weighting factor and asset type:

Composition of Risk-Weighted Assets for Credit Risk (RWACPAD)	R$ million
	Financial Conglomerate
	12/31/2014	9/30/2014	12/31/2013
Risk exposures
Exposure weighted by credit risk (RWACPAD)	706,081	687,783	694,039
a) Per Weighting Factor (FPR):
FPR at 2%	75	70	75
FPR at 20%	3,249	3,456	6,761
FPR at 35%	8,139	7,711	6,517
FPR at 50%	34,486	34,347	27,464
FPR at 75%	146,705	141,701	123,554
FPR at 85%	139,730	139,583	122,191
FPR at 100%	307,259	291,638	307,217
FPR at 150%	-	-	29,580
FPR at 250%	34,838	33,747	24,275
FPR at 300%	14,015	17,421	22,660
FPR at 1250%	4,430	6,948	13,061
Derivatives – Future potential gain and Variation of the counterparty credit quality Minimum Required Regulatory Capital	13,156	11,160	10,682
b) Per Type:
Securities	37,571	41,005	39,341
Loan operations - Retail	121,534	116,086	100,213
Loan operations - Non-retail	226,925	215,888	240,166
Joint liabilities - Retail	324	320	192
Joint liabilities - Non-retail	63,509	65,235	62,867
Loan commitments - Retail	24,835	25,292	23,096
Loan commitments - non-retail	23,699	23,808	26,579
Other exposures	207,684	200,149	201,584

Risk-Weighted Assets for Market Risk (RWAMPAD)

The amount of RWAMPAD is obtained by adding the terms:  RWACAM, RWAJUR, RWACOM, RWAACS.  The table below presents the risk weighted assets for Market Risk:

Composition of Risk-Weighted Assets for Market Risk (RWAMPAD)	R$ million
	Financial Conglomerate
	12/31/2014	9/30/2014	12/31/2013
Risk-Weighted Assets for Market Risk (RWAMPAD)	25,176	26,848	24,555
Trades subject to interest rate variation (RWAJUR)	10,347	12,636	22,107
Fixed income interest rate denominated in reais (RWAJUR1)	1,612	3,676	4,859
Foreign exchange linked interest rate (RWAJUR2)	4,809	4,446	8,212
Price index linked interest rate (RWAJUR3)	3,744	4,302	8,789
Interest rate linked interest rate (RWAJUR4)	183	212	247
Operations subject to commodity price variation (RWACOM)	952	1,000	362
Operations subject to stock price variation (RWAACS)	474	968	2,086
Operations subject to the risk of exposures in gold, foreign currency and foreign exchange rate variations (RWACAM)	13,403	12,244	-
Referential equity calculated for covering the interest rate risk of trades of the banking book (RBAN)	1,846	2,301	1,217

12
Itaú Unibanco

Risk Management – Pillar 3

Risk-Weighted Assets for Operational Risk (RWAOPAD)

Circular No. 3,640, in effect since October 2013, establishes new criteria for determining the portion of risk-weighted assets related to the capital required for operational risk (RWAOPAD) by means of a standardized approach.  In January 2014, Circular No. 3,675 became effective, supplementing the above mentioned Circular and introducing some amendments, such as:  the possibility of requiring the use of a basic indicator in the case of correction or improvement of the Standardized Approach and revocation of the provision that required capital allocation for the CONEF portion.

Additionally, the calculation, on a semiannual basis, of the exposure of RWAOPAD relating to June 30th and December 31st is maintained.

The RWA for operational risk is presented below:

Composition of Risk-Weighted Assets for Operational Risk (RWAOPAD)	R$ million
	Financial Conglomerate
	12/31/2014	9/30/2014	12/31/2013
Risk-Weighted Assets for Operational Risk (RWAOPAD)	36,817	36,817	36,847
Retail	7,079	7,079	6,403
Commercial	13,429	13,429	11,455
Corporate finance	1,132	1,132	1,036
Negotiation and sales	8,256	8,256	11,665
Payments and settlements	2,856	2,856	2,724
Financial agent services	2,031	2,031	1,595
Asset management	2,030	2,030	1,926
Retail brokerage	4	4	44

2.5	Capital Adequacy

Itaú Unibanco, through the ICAAP, assesses the adequacy of capital to face the incurred risks.  The capital is composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks.

In order to ensure the robustness of Itaú Unibanco and the availability of capital to support business growth, Itaú Unibanco maintains PR levels above the minimum levels, according to the Basel ratio, Common Equity Tier I, Additional Tier I Capital and Tier II.

On December 31, 2014, the PR reached R$ 129,790 million, an increase of R$ 5,066 million compared to September 30th, 2014.

Composition of Referential Equity (PR)	R$ million

	12/31/2014	9/30/2014	12/31/2013
Tier I	96,232	91,169	87,409
Common Equity Tier I	96,212	91,140	87,409
Additional Tier I Capital	20	30	-
Tier II	33,559	33,555	37,734
Exclusions: Funding Instruments Issued by Financial Institutions	-	-	-
Referential Equity (PR)	129,790	124,724	125,144
Required Referential Equity (PRE)	84,488	82,659	83,099
Excess capital in relation to Required Referential Equity	45,302	42,065	42,045

On December 31, 2014, the BIS ratio was 16.9%, an increase of 0.3 percentage point compared to the previous quarter.  The increase on Basel ratio is mainly due to generating of results, with a 4.1% increase in the Referential Equity accompanied by a low growth of total risk weighted exposure (RWA) which was 2.2% higher than in September 30, 2014.

The risk-weighted assets for credit risk (RWACPAD) reached R $ 706,081 million on December 31, 2014, an increase of 2.7% in the quarter, mainly due to the increase in the credit portfolio.

The fixed asset ratio shows the percentage at which the PR is committed to permanent assets.  Itaú Unibanco is within the maximum limit of 50% of the Adjusted PR, as established by BACEN.

13
Itaú Unibanco

Risk Management – Pillar 3

Basel and Fixed Asset Ratios	R$ million
	Financial Conglomerate
	12/31/2014	9/30/2014	12/31/2013
Basel ratio	16.9%	16.6%	16.6%
Tier I	12.5%	12.1%	11.6%
Common Equity Tier I	12.5%	12.1%	11.6%
Additional Tier I Capital	0.0%	0.0%	0.0%
Tier II	4.4%	4.5%	5.0%
Fixed assets ratio	49.1%	49.4%	49.9%
Excess Capital in Relation to Fixed Assets	1,160	724	104

To assess the adequacy of Itaú Unibanco’s capital, regardless of the regulatory requirements, an internal capital adequacy assessment process (ICAAP) is in place.

The first stage of ICAAP consists of identifying and analyzing the materiality of the risks to which Itaú Unibanco is exposed.  Itaú Unibanco’s risk identification process is as follows:  (i) map any and all risks that might exist within the institution, taking into account its complexity, its business models, and its social and economic environment and analyzing the materiality, taking into account the initial mapping, of the risks identified under the structured approach and transparent assessment criteria.

Once the material risks are identified, the next stage consists of conducting an individual assessment of the need for additional capital to cover the risk.  For risks that capital needs are identified, internal methodologies are developed to quantify the capital required to protect the institution from any unexpected losses that could arise if such risks materialize.  As for those risks with some type of regulatory capital requirement (credit risk, trading book market risk, and operational risk), the adequacy of the required capital level to determine if the regulatory capital levels are adequate to cover all our exposures.

To ensure that the institution has an adequate, sustainable level of capitalization, in light of (i) the previously identified material risks, (ii) our business strategy, and (ii) the economic environment, it is also in place, under the ICAAP, a capital planning process.  Under this process, capital projections are prepared for the conglomerate, both in common baseline and stress scenarios, aimed at providing inputs to Senior Management and the Board of Directors on capital management.

Itaú Unibanco also has a capital contingency plan for cases where the sources of capital prove to be unfeasible or inadequate, or for cases where unforeseen events could affect our capital adequacy.  The capital contingency plan comprises a set of actions that would allow us to increase our capitalization levels, if required.

Finally, to complete all the steps above, our capital adequacy is assessed by comparing it with the total capital required to cover all material risks, obtained using internal methodologies.  This process is conducted annually and generates a report, which is submitted to the BACEN.

The output of the latest ICAAP conducted for December 2013, indicates that Itaú Unibanco not only has adequate capital to cover all material risks but also has a high capital buffer, thus ensuring the institution’s financial soundness.

3	Balance Sheet

Balance Sheet

The following is a comparison between Itaú Unibanco’s Financial Conglomerate Balance Sheet and its Consolidated Balance Sheet presented at the Financial Statements.  Information presented in the Financial Conglomerate are sufficiently detailed so that the heritage elements disclosed in Appendix I are identified in the last column of the table below.

14
Itaú Unibanco

Risk Management – Pillar 3

Comparison of balance sheets – Assets			R$ million
Database - Dec/2014	Consolidated balance sheet	Differences1	Financial Conglomerate	Ref. Annex I
Assets	12/31/2014
Current assets and Long-term receivables	1,188,779	(141,048)	1,047,731
Cash and cash equivalents	17,527	(236)	17,291
Interbank investments	229,828	(7,210)	222,618
Securities and derivative financial instruments	299,627	(107,815)	191,812
Interbank accounts	63,785	(1)	63,784
Interbranch accounts	25	-	25
Loan, lease and other credit operations	424,812	(25)	424,787
Other receivables	148,647	(24,240)	124,407
Tax credit and Actuarial Assets	-	-	14,739
Tax credits arising from income tax losses and social contribution	-	-	5,876	(b)
Credits resulting from temporary differences	-	-	8,621	(c)
Actuarial assets related to defined benefit pension funds	-	-	242	(d)
Other	-	-	109,668
Other assets	4,528	(1,521)	3,007
Permanent assets	19,923	46,223	66,146
Investments	3,526	47,660	51,186
Goodwill based on the expectation of future profitability	-	-	376	(e)
investments in the capital of companies that are similar to non-consolidated financial institutions and insurance companies	-	-	23,533	(f)
investments in the capital of financial institutions	-	-	604	(a)
Other	-	-	26,673
Real estate in use	7,561	(1,089)	6,472
Deferred permanent assets	-	-	48	(g)
Other	-	-	6,424
Goodwill	204	(157)	47
Goodwill based on the expectation of future profitability	-	-	47	(e)
Intangible assets	8,632	(191)	8,441
Acquisition of rights to credit payroll	1,058	-	1,058
Intangible assets acquired from 1st, October 1st 2013	-	-	156	(h)
Intangible assets acquired before 1st, October 2013	-	-	902	(i)
Other intangible assets	9,883	(403)	9,480
Intangible assets acquired from 1st, October 2013	-	-	3,112	(h)
Intangible assets acquired before 1st, October 2013	-	-	4,034	(i)
Goodwill based on the expectation of future profitability	-	-	1,734	(e)
Deferred permanent assets	-	-	331	(g)
Other	-	-	269
(Accumulated amortization)	(2,309)	212	(2,097)
Intangible assets acquired from 1st, October 2013	-	-	(284)	(h)
Intangible assets acquired before 1st, October 2013	-	-	(1,473)	(i)
Goodwill based on the expectation of future profitability	-	-	(82)	(e)
Deferred permanent assets	-	-	(258)	(g)
Total assets	1,208,702	(94,825)	1,113,877
1 Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies:  REDE and Insurance, Pension Plan and Capitalização) within the Financial Conglomerate and also by the eliminations of transactions with related parties.

15
Itaú Unibanco

Risk Management – Pillar 3

Comparison of balance sheets – Liabilities			R$ million
Database - Dec/2014	Consolidated Balance Sheet	Differences1	Financial Conglomerate	Ref. Annex I
Liabilities	12/31/2014
Current and Long-term Liabilities	1,109,017	(99,624)	1,009,393
Deposits	294,773	16,058	310,831
Deposits received under securities repurchase agreements	325,013	8,828	333,841
Funds from acceptances and issuance of securities	47,750	11,907	59,657
Interbank accounts	435	-	435
Interbranch accounts	4,824	-	4,824
Borrowings and onlending	88,776	(543)	88,233
Derivative financial instruments	17,394	343	17,737
Technical provision for insurance, pension plan and capitalization	112,675	(112,675)	-
Other liabilities	217,374	(23,539)	193,835
Social and statutory	13,663	(2,459)	11,204
Tax credits arising from income tax losses and social contribution	-	-	4,766	(b)/(c)
Provision of Actuarial assets related to defined benefit pension funds	-	-	99	(d)
Other	-	-	6,339
Other	-	-	182,631
Deferred income	1,423	(18)	1,405
Minority interest in subsidiaries	2,415	(82)	2,333
Non-controlling interest in subsidiaries that are part of the conglomerate	-	-	1,285	(j)
Other	-	-	1,048
Stockholders' equity	95,848	4,898	100,746
Capital	75,000	-	75,000
Eligible Instruments	-	-	75,000	(k)
Capital reserves	1,316	-	1,316
Capital reserves	-	-	1,316	(m)
Revenue reserves	21,212	4,022	25,234
Revenue reserves	-	-	25,234	(l)
Others			-
Asset valuation adjustment	(352)	876	524
Other revenue and other reserve	-	-	524	(m)
Others	-	-	-
(Treasury shares)	(1,328)	-	(1,328)
Shares or other instruments issued by the bank	-	-	(1,328)	(n)
Total liabilities and stockholders' equity	1,208,702	(94,825)	1,113,877
1 Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies:  REDE and Insurance, Pension Plan and Capitalização)

16
Itaú Unibanco

Risk Management – Pillar 3

List of institutions that comprises the Financial Statements of Itaú Unibanco Holding

The following is a list of institutions that comprise the financial statements of Itaú Unibanco Holding and its subsidiaries (Accounting Balance Sheet).  The Financial Conglomerate comprises financial institutions only, which are highlighted below.

List of institutions that comprises the Financial Statements of Itaú Unibanco Holding
Institutions
Aco Ltda.	Itaú Administração Previdenciária Ltda.
Afinco Américas Madeira, Sgps, Sociedade Unipessoal, Ltda.	Itaú Administradora de Consórcios Ltda.
Aj Títulos Públicos Fundo de Investimento Referenciado DI	Itaú Asia Securities Ltd.(1)
Albarus S.A.	Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión
Banco Del Paraná S.A.	Itaú Bahamas Directors Ltd.
Banco Investcred Unibanco S.A.(1)	Itaú Bahamas Nominees Ltd.
Banco Itaú (Suisse) S.A.(1)	Itaú Bank & Trust Bahamas Ltd.(1)
Banco Itaú Argentina S.A.(1)	Itaú Bank & Trust Cayman Ltd.(1)
Banco Itaú BBA S.A.(1)	Itaú Bank, Ltd.(1)
Banco Itaú BMG Consignado S.A.(1)	Itaú BBA Colombia S.A. Corporacion Financiera(1)
Banco Itaú Chile S.A.(1)	Itaú BBA Corredor de Bolsa Ltda.(1)
Banco Itaú International(1)	Itaú BBA International (Cayman) Ltd.(1)
Banco Itaú Paraguay S.A.(1)	Itaú BBA International Plc(1)
Banco Itaú Uruguay S.A.(1)	Itaú BBA México, Casa de Bolsa, S.A.(1)
Banco Itaú Veículos S.A.(1)	Itaú BBA México, S.A. de C.V.
Banco Itaubank S.A.(1)	Itaú BBA Participações S.A.
Banco Itaucard S.A.(1)	Itaú BBA Sas
Banco Itauleasing S.A.(1)	Itaú BBA Trading S.A.
BFB Rent Administração e Locação Ltda.	Itaú BBA Uk Securities Limited(1)
Bicsa Holding Ltd.	Itaú BBA Usa Securities Inc.(1)
Bie Cayman Ltd.	Itaú BMG Gestão de Vendas Ltda.
Borsen Renda Fixa Crédito Privado - Fundo de Investimento	Itaú BMG Participação Ltda.
Cia. Itaú de Capitalização	Itaú BMG Seguradora S.A.
Credicard Promotora de Vendas Ltda.	Itaú Cayman Directors Ltd.
Ctbh Fundo de Investimento Imobiliário - Fii	Itaú Cayman Nominees Ltd.
Dibens Leasing S.A. - Arrendamento Mercantil(1)	Itaú Chile Administradora General de Fondos S.A.
Estrel Serviços Administrativos S.A.	Itaú Chile Compañia De Seguros de Vida S.A.
Facilita Promotora Ltda.	Itaú Chile Corredora de Seguros Ltda.
Fic Promotora de Vendas Ltda.	Itaú Chile Holdings, Inc.
Financeira Itaú CBD S.A. - Crédito, Financ. e Investimento(1)	Itaú Chile Inversiones, Servicios y Administracion S.A.
Fondo Mutuo Etf It Now Ipsa	Itaú Cia. Securitizadora de Créditos Financeiros
Fundo Fortaleza Investimento Imobiliário	Itaú Corretora de Valores S.A.(1)
Garnet Corporation	Itaú Distribuidora de Títulos e Valores Mobiliários S.A.(1)
Hipercard Banco Múltiplo S.A.(1)	Itaú Europa Luxembourg S.A.
Icarros Ltda.	Itaú Global Asset Management Limited
Iga Participações S.A.	Itaú Institucional Curto Prazo - Fundo de Investimento
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.(1)	Itaú International Investment LLC
Intrag-Part Administração e Participações Ltda.	Itaú International Securities Inc.(1)
Investimentos Bemge S.A.	Itaú Japan Asset Management Limited
Ipi - Itaúsa Portugal Investimentos, Sgps Lda.	Itaú Middle East Limited
(1) Institutions that also comprise the Financial Conglomerate

17
Itaú Unibanco

Risk Management – Pillar 3

List of institutions that comprises the Financial Statements of Itaú Unibanco Holding
Institutions
Itaú Rent Administração e Participações Ltda.	Marcep Corretagem de Seguros S.A.
Itaú Seguros S.A.	MCC Asesorías Limitada
Itaú Singapore Securities Pte. Ltd.(1)	MCC Securities Inc.(1)
Itaú Uk Asset Management Limited	Megabônus Negócios de Varejo Ltda.
Itaú Unibanco Financeira S.A. Crédito, Financiamento e Investimento(1)	Microinvest S.A. Soc. de Crédito a Microempreendedor(1)
Itaú Unibanco Holding Cayman Branch(1)	Mundostar S.A.
Itaú Unibanco Holding S.A.(1)	Munita, Cruzat Y Claro S.A. Corredores de Bolsa(1)
Itaú Unibanco S.A. Cayman Branch(1)	Nevada Woods S.A.
Itaú Unibanco S.A. New York Branch(1)	Oca Casa Financiera S.A.(1)
Itaú Unibanco S.A. Tokyo Branch(1)	Oca S.A.(1)
Itaú Unibanco S.A.(1)	Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior
Itaú Unibanco S.A.Nassau Branch(1)	Portonovo Companhia Securitizadora de Créditos Financeiros
Itaú Unibanco Serviços e Processamento de Informações Comerciais Ltda.	Pró-Imóvel Promotora Ltda.
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	Proserv - Promociones y Servicios S.A. de Capital Variable
Itaú Usa Asset Management Inc.	Provar Negócios de Varejo Ltda.
Itaú Usa Inc.	Proyek Fip
Itaú Valores S.A.(1)	Razac Fundo de Investimento em Participações
Itaú Vida E Previdência S.A.	Recuperadora de Creditos Ltda.
Itaubank Distribuidora de Títulos e Valores Mobiliários S.A.(1)	Redecard S.A.
Itauprev Retirement Renda Fixa Crédito Privado - Fundo de Investimento	Rt Alm 5 Fundo de Investimento Renda Fixa
Itaúsa Europa Investimentos, Sgps, Lda.	Rt Alm Soberano 2 Fundo de Investimento Renda Fixa
Itaúsa Portugal - Soc. Gestora de Partic. Sociais, S.A.	Rt Defiant Multimercado - Fundo de Investimento
Itauseg Participações S.A.	Rt Endeavour Renda Fixa Crédito Privado - Fundo de Investimento
Itauseg Saúde S.A.	Rt Enterprise Curto Prazo - Fundo de Investimento
Itauvest Distribuidora de Títulos e Val. Mobiliários S.A.(1)	Rt Excelsior Renda Fixa Crédito Privado - Fundo de Investimento
Itb Holding Brasil Participações Ltda.	Rt Itaú Dj Títulos Públicos Fundo de Investimento Referenciado DI
Itb Holding Ltd.	Rt Nation Renda Fixa Fundo de Investimento
Itrust Servicios Inmobiliarios S.A.C.I.	Rt Union Renda Fixa Fundo de Investimento
Iucor Corretora de Seguros Ltda.	Rt Valiant Renda Fixa - Fundo de Investimento
Jasper International Investment LLC	Rt Voyager Renda Fixa Crédito Privado - Fundo de Investimento
Karen International Limited	Safecard - Corretora de Seguros Ltda.
Kinea Dinâmico Master Long Biased Fundo de Investimento Em Ações	Topaz Holding Ltd.
Kinea I Pipe Fundo de Investimento em Ações	Trishop Promoção e Serviços Ltda.
Kinea I Private Equity Fip	Tulipa S.A.
Kinea I Total Return Equity - Fundo de Investimento Em Cotas de Fundos de Investimento M	Ubt Finance S.A.
Kinea II Macro Fundo de Investimento Multimercado	Unibanco Empreendimentos Ltda.
Kinea Investimentos Ltda.	Unibanco Negócios Imobiliários Ltda.
LCPAR Holding Ltda.	Uni-Investment International Corp.(1)
Licania Fund Limited	Unión Capital Afap S.A.
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento(1)	Universo Fundo de Investimento em Participacoes
(1) Institutions that also comprise the Financial Conglomerate

18
Itaú Unibanco

Risk Management – Pillar 3

List of the material entities

Total assets, shareholders’ equity, and the industries of the material entities, including those subject to the risk weight for the purpose of capital requirements are as follows:

Major Institutions			R$ million
			12/31/2014		09/30/2014
Institutions of Financial Accounting Scope of Consolidations	Country	Activity	Total Assets	Equity	Total Assets	Equity
Banco Itaú Argentina S.A. (1)	Argentina	Financial institution	5,270	596	4,384	529
Banco Itaú BBA S.A. (1)	Brazil	Financial institution	6,321	5,685	5,903	5,584
Banco Itaú BMG Consignado S.A. (1)	Brazil	Financial institution	43,103	1,349	37,893	1,348
Banco Itaú Chile (1)	Chile	Financial institution	33,905	3,134	30,489	3,071
Banco Itaú Paraguay S.A. (1)	Paraguai	Financial institution	9,160	1,261	7,751	1,100
Banco Itaú Suisse S.A. (1)	Switzerland	Financial institution	3,821	458	3,538	424
Banco Itaú Uruguay S.A. (1)	Uruguay	Financial institution	10,447	894	9,745	869
Banco Itaucard S.A. (1)	Brazil	Financial institution	153,509	19,277	147,069	18,369
Banco Itauleasing S.A. (1)	Brazil	Financial institution	41,805	40,504	40,797	39,786
Cia. Itaú de Capitalização	Brazil	Capitalization	4,568	933	4,413	833
Dibens Leasing S.A. - Arrendamento Mercantil (1)	Brazil	Leasing	152,992	3,065	145,228	2,906
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (1)	Brazil	Consumer Finance Credit	3,893	915	3,657	910
Hipercard Banco Múltiplo S.A. (1)	Brazil	Financial institution	8,442	3,458	8,974	4,847
Itau Bank, Ltd. (1)	Cayman Islands	Financial institution	33,607	2,259	31,887	2,036
Itau BBA Colombia S.A. Corporación Financiera (1)	Colombia	Financial institution	411	364	464	389
Itaú BBA International PLC (1)	United Kingdom	Financial institution	16,291	2,618	15,015	2,416
Itaú BBA USA Securities Inc. (1)	United States	Broker	6,515	1,221	5,960	1,142
Itaú BMG Seguradora S.A.	Brazil	Insurance	199	72	199	70
Itaú Corretora de Valores S.A. (1)	Brazil	Broker	5,192	2,512	4,996	2,393
Itaú Seguros S.A.	Brazil	Insurance	14,195	6,561	14,114	7,491
Itaú Unibanco Financeira S.A. - Crédito, Financiamento e Investimento (1)	Brazil	Consumer Finance Credit	4,330	3,756	4,233	3,683
Itaú Unibanco S.A. (1)	Brazil	Financial institution	1,148,099	51,498	1,085,044	49,224
Itaú Vida e Previdência S.A.	Brazil	Pension Plan	111,445	5,608	106,722	5,143
Luizacred S.A. Soc. Cred. Financiamento Investimento (1)	Brazil	Consumer Finance Credit	4,611	599	4,330	590
Redecard S.A. - REDE	Brazil	Acquirer	48,437	12,689	42,921	12,928
(1) Financial Conglomerate Institutions

19
Itaú Unibanco

Risk Management – Pillar 3

4	Investments in other entities

4.1	Investments in other entities not classified in the trading book

The financial statements of Itaú Unibanco and its subsidiaries have been prepared in accordance with accounting practices adopted in Brazil, as established by Brazilian Corporate Law, together with National Monetary Council, BACEN, and Brazilian Securities and Exchange Commission (CVM) regulations, in the latter case when such regulations are not inconsistent with BACEN regulations.

The permanent interests held in other entities, except those measured at book value (equity method of accounting), which we intend to hold for a long term, are classified in Permanent Assets and measured at their acquisition cost (cost method).  Investments measured under the cost method are stated at their historical amount, i.e., the price the company paid to acquire them.  The investor does not account for the profits or losses of an investee, except when related to the dividends based on profits obtained, when distributed.

Investments in other companies which there is no intention to hold for a long term are classified as Securities and, based on the designation defined pursuant to Management strategies, they are recognized at fair value, in other comprehensive income.

In accordance with the qualitative characteristics of useful financial information, Itaú Unibanco substantially applies its policies on a systematic basis, thus ensuring the consistency and comparability of its information, except when otherwise required by regulators, under amended regulations.

In 2014 there were no significant amendments to policies related to equity interests.

For further information on Itaú Unibanco’s accounting policies, please see Note 4 – Summary of Significant Accounting Policies, to the Consolidated Financial Statements, that can be found on the website www.itau-unibanco.com.br/ri.

The following is the amount of investments not classified in the trading book and comprises the investments recognized in permanent assets, except the investments valued using the equity method, and the stock investments, classified as Securities not classified in the trading book.

Investments in other entities	R$ million
	Financial Conglomerate®
	12/31/2014	9/30/2014
Carrying Amount	860.2	679.9
Public	105.4	76.4
Private	754.8	603.5
Fair value	969.2	810.6
Public	206.9	204.9
Private	762.2	605.6
Gain or losses arising on investments in other entities	0.7	(2.4)
Recognized and unrealized gain or losses	(228.1)	(218.9)
Unrecognized and unrealized gain or losses	106.7	130.7

Capital required for investments in other entities not classified in the trading book according to the criteria described in the paragraph above was R$ 69.7 million during the fourth quarter of 2014.

20
Itaú Unibanco

Risk Management – Pillar 3

5	Credit Risk

5.1	Framework and Treatment

Credit risk is the possibility of losses associated with:  failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of credit agreements resulting from deterioration of the borrower’s issuer’s or counterparty’s credit rating; reduction of profits or income; benefits granted upon subsequent renegotiations; or debt recovery costs.

Itaú Unibanco’s credit risk management and control structure establishes operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control risk that can quantify the credit risk inherent to all products, portfolio concentrations and the impacts of potential changes in the economic environment.  The Bank’s portfolio, policies and strategies are continuously monitored to ensure compliance with the rules and laws in effect in each country.

Itaú Unibanco’s credit risk management is the primary responsibility of all Business Areas and is aimed at maintaining the quality of the credit portfolio at levels that are consistent with the institution’s risk appetite, for each market segment in which it operates.  The Business Areas have to:

—	Follow up and closely monitor the portfolios under their responsibility;
—	Grant credit in accordance to the authority levels, market conditions, macroeconomic prospects, changes in markets and products and the effects of sector and geographic concentrations;
—	Manage credit risk adopting actions that provide sustainability to its business.

Itaú Unibanco’s credit policy is based on internal factors, such as:  client rating criteria, performance and evolution of the portfolio, default levels, return rates, and the allocated economic capital; and on external factors, related to the economic environment, interest rates, market default indicators, inflation and changes in consumption.

Itaú Unibanco has a structured process to maintain a diversified portfolio, which is considered appropriate by the institution.  The concentrations are monitored continuously for economic sectors, and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits.

The credit risk management governance is conducted through collegiate bodies that are subordinated to the Board of Directors or the executive structure of Itaú Unibanco, and act primarily by assessing the competitive market conditions, setting the credit limits for the institution, reviewing control practices and policies and approving the actions at the respective authority levels.  The risk communication and reporting process, including disclosure of institutional policies on credit risk management, are responsibility of this structure.

The credit risk control is carried out by an independent executive area segregated from the business units, as required by the current regulation.  Among others, the mains responsibilities of the credit risk control area are to:

—	Monitor and control the performance of the credit portfolios in view of the limits approved by senior management;
—	Conduct the centralized control of the credit risk segregated from the business units;
—	Manage the process of preparation, review and approval of institutional policies of credit risk, meeting the regulatory guidelines;
—	Monitor the adequacy of the level of the Referential Equity with respect to the credit risk assumed;
—	Assess the credit risk of the operations at the authority levels appointed by the credit commissions.

The policies and products’ evaluation process enables the Itaú Unibanco to identify potential risks in order to ensure that credit decisions make sense from an economic and risk perspective.

Itaú Unibanco’s centralized process for approving credit policies and validating models ensures the synchronization of credit actions.

The credit rating process for wholesale transactions is based on information such as the economic and financial condition of the counterparty, its cash-generating capabilities, the economic group to which it belongs, the current and prospective situation of the economic sector in which it operates.  Credit proposals are analyzed on a case-by-case basis through the approval governance.

With respect to retail transactions (individuals, small and medium companies), ratings are assigned based on statistical application and behavior score models.  Decisions are met based on continuously monitored scoring models.  Extraordinarily, an individual analysis of specific cases may be performed, in which case credit approval follows the applicable authority levels.

21
Itaú Unibanco

Risk Management – Pillar 3

Additionally, the risk assessment of both the retail segments and the wholesale segment incorporate client debts both to Itaú and the market.

Itaú Unibanco rates government securities and other debt instruments according to their credit quality with the purpose of managing the exposures.

Itaú Unibanco strictly controls credit exposure to clients and counterparties, acting on occasional limit breaches.  In this sense, contractual covenants may be used, such as the right to demand early payment or require of additional collateral.

Itaú Unibanco counts on a specific structure and processes aimed at ensuring that the country risk is managed and controlled, including:  (i) country risk governance; (ii) country ratings; (iii) credit limits for countries; (iv) limits monitoring; and (v) actions for limit breaches.

In line with the principles of CMN Resolution 3,721, Itaú Unibanco’s credit risk management structure and institutional policy are approved by its Board of Directors, applicable to all companies and subsidiaries in Brazil and abroad.

The guidelines of the institutional credit risk management policy can be accessed at http://www.itau-unibanco.com/ri, under Corporate Governance, Regulations and Policies, Public Access Report – Credit Risk.

22
Itaú Unibanco

Risk Management – Pillar 3

5.2	Credit Portfolio Analysis

Evolution of the Credit Portfolio

The information presented in the following tables allow the analysis of the credit portfolio, and its behavior, from different view stands:  operations with credit granting characteristics segregated by Brazil Geographic Regions, by Countries, economic sector, by type of product and remaining maturity, concentration of the credit portfolio on largest debtors and the amount of the overdue transactions and allowance for loan losses.

Operations with Credit Granting Characteristics by Brazil Geographic Regions and by Countries

Operations with Credit(1) Granting Characteristics in Brazil: Exposure		R$ million
	12/31/2014						9/30/2014
	Southeast	South	North	Northeast	Midwest	Brazil	Brazil
Individuals	126,648	22,591	7,882	30,882	13,655	201,658	194,899
Rural Loans	193	29	-	3	7	232	206
Real State	24,376	1,946	278	1,297	1,359	29,256	27,977
Payroll	21,203	4,627	3,270	7,307	3,561	39,968	35,827
Vehicle and Leasing	16,028	4,346	1,301	3,345	2,821	27,841	29,922
Credit card	41,803	8,475	2,450	17,140	4,089	73,957	68,919
Endorsements and Sureties	506	4	-	3	38	551	539
Personal Loans (Other)	22,539	3,164	583	1,787	1,780	29,853	31,509
Companies	264,525	23,578	2,739	10,181	6,400	307,423	299,135
Rural Loans	4,250	3,362	6	200	215	8,033	7,790
Investments	61,097	7,963	1,036	4,112	2,430	76,638	75,245
Import and Export	23,078	1,139	451	428	261	25,357	23,996
Working Capital, Discount Bonds and Guaranteed Account	104,588	10,231	1,168	5,011	3,209	124,207	116,038
Endorsements and Sureties	69,546	475	25	220	123	70,389	72,699
Other	1,966	408	53	210	162	2,799	3,367
Total	391,173	46,169	10,621	41,063	20,055	509,081	494,034
(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

Operations with Credit(1) Granting Characteristics by Countries: Exposure									R$ million
	12/31/2014											9/30/2014
	Brazil	Argentina	Chile	Colombia	United States of America	Paraguay	United Kingdom	Switzerland	Uruguay	Other	Total	Total
Individuals	201,658	1,152	11,043	-	-	2,400	-	-	1,863	-	218,116	209,563
Rural Loans	232	-	-	-	-	-	-	-	-	-	232	206
Real State	29,256	2	7,171	-	-	133	-	-	177	-	36,739	34,606
Payroll	39,968	-	-	-	-	-	-	-	-	-	39,968	35,827
Vehicle and Leasing	27,841	-	-	-	-	151	-	-	-	-	27,992	30,066
Credit card	73,957	810	767	-	-	726	-	-	1,183	-	77,443	71,876
Endorsements and Sureties	551	-	68	-	-	1	-	-	7	-	627	609
Personal Loans (Other)	29,853	340	3,037	-	-	1,389	-	-	496	-	35,115	36,373
Companies	307,423	2,705	19,271	291	2,843	3,632	7,864	2,107	4,044	167	350,347	337,651
Rural Loans	8,033	-	-	-	-	-	-	-	-	-	8,033	7,790
Investments	76,638	3	1,939	-	-	11	28	-	83	-	78,702	77,109
Import and Export	25,357	196	-	-	2,606	-	2,225	1,863	-	-	32,247	29,596
Working Capital, Discount Bonds and Guaranteed Account	124,207	2,446	15,427	291	-	3,544	5,354	-	3,812	42	155,123	144,333
Endorsements and Sureties	70,389	60	1,905	-	237	76	257	244	149	125	73,442	75,455
Other	2,799	-	-	-	-	1	-	-	-	-	2,800	3,368
Total	509,081	3,857	30,314	291	2,843	6,032	7,864	2,107	5,907	167	568,463	547,214
(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

Operations with Credit(1) Granting Characteristics in Brazil: Quarterly Average Exposure					R$ million
	12/31/2014						9/30/2014
	Southeast	South	North	Northeast	Midwest	Brazil	Brazil
Individuals	125,036	22,166	7,629	29,964	13,483	198,278	190,875
Rural Loans	179	29	-	3	8	219	202
Real State	23,849	1,884	276	1,279	1,329	28,617	27,278
Payroll	20,218	4,373	3,047	6,847	3,412	37,897	32,593
Vehicle and Leasing	16,607	4,480	1,372	3,478	2,944	28,881	31,031
Credit card	40,358	8,173	2,361	16,576	3,970	71,438	67,721
Endorsements and Sureties	497	4	1	3	40	545	527
Personal Loans (Other)	23,328	3,223	572	1,778	1,780	30,681	31,523
Companies	260,678	23,244	2,660	10,205	6,492	303,279	296,630
Rural Loans	4,106	3,306	6	183	311	7,912	7,365
Investments	60,329	8,031	996	4,150	2,436	75,942	74,867
Import and Export	22,374	1,171	441	419	271	24,676	23,651
Working Capital, Discount Bonds and Guaranteed Account	100,958	9,831	1,137	5,017	3,179	120,122	115,814
Endorsements and Sureties	70,669	493	26	226	130	71,544	71,747
Other	2,242	412	54	210	165	3,083	3,186
Total	385,714	45,410	10,289	40,169	19,975	501,557	487,505
(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

23
Itaú Unibanco

Risk Management – Pillar 3

Operations with Credit(1) Granting Characteristics by Countries: Quarterly Average Exposure									R$ million
	12/31/2014											9/30/2014
	Brazil	Argentina	Chile	Colombia	United States of America	Paraguay	United Kingdom	Switzerland	Uruguay	Other	Total	Total
Individuals	198,278	1,065	10,495	-	-	2,291	-	-	1,710	-	213,839	204,982
Rural Loans	219	-	-	-	-	-	-	-	-	-	219	202
Real State	28,617	2	6,764	-	-	126	-	-	164	-	35,673	33,682
Payroll	37,897	-	-	-	-	-	-	-	-	-	37,897	32,593
Vehicle and Leasing	28,881	-	-	-	-	148	-	-	-	-	29,029	31,169
Credit card	71,438	735	710	-	-	699	-	-	1,077	-	74,659	70,487
Endorsements and Sureties	545	-	66	-	-	-	-	-	7	-	618	594
Personal Loans (Other)	30,681	328	2,955	-	-	1,318	-	-	462	-	35,744	36,255
Companies	303,279	2,618	18,656	240	2,611	3,302	7,566	1,905	3,660	163	344,000	333,926
Rural Loans	7,912	-	-	-	-	-	-	-	-	-	7,912	7,365
Investments	75,942	3	1,841	-	-	11	28	-	81	-	77,906	76,679
Import and Export	24,676	210	-	-	2,390	-	1,925	1,721	-	-	30,922	29,169
Working Capital, Discount Bonds and Guaranteed Account	120,122	2,346	14,938	240	-	3,222	5,390	-	3,429	41	149,728	143,155
Endorsements and Sureties	71,544	59	1,877	-	221	68	223	184	150	122	74,448	74,372
Other	3,083	-	-	-	-	1	-	-	-	-	3,084	3,186
Total	501,557	3,683	29,151	240	2,611	5,593	7,566	1,905	5,370	163	557,839	538,908
(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

Operations with Credit Granting Characteristics by Economic Sector

The composition of loan portfolios by economic sector is presented below:

Operations with Credit Granting Characteristics in Brazil(1): Exposure						R$ million
	12/31/2014								9/30/2014
Individuals	Rural Loans	Real State	Payroll	Vehicle and Leasing	Credit Card	Endorsements and Sureties	Personal Loans (Other)	Total	Total
Total	232	36,739	39,968	27,993	77,443	627	35,114	218,116	209,564
(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

Operations with Credit(1) Granting Characteristics in Brazil: Exposure										R$ million
	12/31/2014														9/30/2014
	Rural Loans		Investments		Import and Export		Working Capital, Discount Bonds and Guaranteed		Endorsements and Sureties		Other		Total		Total
Companies	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%
Public Sector	-	0.0%	2,129	0.6%	-	0.0%	2,879	0.8%	1,394	0.4%	-	0.0%	6,402	1.8%	6,119	1.8%
ENERGY	-	0.0%	41	0.0%	-	0.0%	33	0.0%	-	0.0%	-	0.0%	74	0.0%	53	0.0%
PETROCHEMICAL AND CHEMICAL	-	0.0%	1,849	0.5%	-	0.0%	2,705	0.8%	1,301	0.4%	-	0.0%	5,855	1.7%	5,687	1.7%
SUNDRY	-	0.0%	239	0.1%	-	0.0%	141	0.0%	93	0.0%	-	0.0%	473	0.1%	379	0.1%
PRIVATE SECTOR	8,033	2.3%	76,573	21.9%	32,246	9.2%	152,245	43.5%	72,048	20.6%	2,800	0.8%	343,945	98.2%	331,531	98.2%
SUGAR AND ALCOHOL	654	0.2%	6,632	1.9%	2,768	0.8%	1,017	0.3%	557	0.2%	101	0.0%	11,729	3.3%	11,521	3.4%
AGRIBUSINESS AND FERTILIZERS	1,802	0.5%	2,246	0.6%	4,779	1.4%	5,194	1.5%	1,756	0.5%	63	0.0%	15,840	4.5%	15,479	4.6%
FOOD AND BEVERAGE	1,230	0.4%	4,496	1.3%	1,654	0.5%	5,176	1.5%	7,755	2.2%	86	0.0%	20,397	5.8%	20,388	6.0%
BANKS AND OTHER FINANCIAL INSTITUTIONS	345	0.1%	300	0.1%	18	0.0%	6,137	1.8%	4,047	1.2%	6	0.0%	10,853	3.1%	9,545	2.8%
CAPITAL ASSETS	158	0.0%	3,894	1.1%	1,131	0.3%	3,908	1.1%	2,306	0.7%	79	0.0%	11,476	3.3%	11,465	3.4%
PULP AND PAPER	123	0.0%	873	0.2%	1,074	0.3%	676	0.2%	358	0.1%	9	0.0%	3,113	0.9%	3,719	1.1%
ELECTRONIC AND IT	1	0.0%	849	0.2%	387	0.1%	2,922	0.8%	2,478	0.7%	118	0.0%	6,755	1.9%	7,055	2.1%
PACKAGING	31	0.0%	611	0.2%	558	0.2%	1,298	0.4%	589	0.2%	33	0.0%	3,120	0.9%	2,877	0.9%
ENERGY AND SEWAGE	-	0.0%	4,216	1.2%	8	0.0%	4,551	1.3%	6,237	1.8%	3	0.0%	15,015	4.3%	13,976	4.1%
EDUCATION	-	0.0%	236	0.1%	-	0.0%	1,305	0.4%	701	0.2%	35	0.0%	2,277	0.6%	1,931	0.6%
PHARMACEUTICALS AND COSMETICS	-	0.0%	512	0.1%	400	0.1%	3,563	1.0%	2,732	0.8%	83	0.0%	7,290	2.1%	7,115	2.1%
REAL ESTATE AGENTS	10	0.0%	11,146	3.2%	15	0.0%	14,353	4.1%	1,565	0.4%	138	0.0%	27,227	7.8%	27,965	8.3%
ENTERTAINMENT AND TOURISM	2	0.0%	527	0.2%	36	0.0%	3,335	1.0%	445	0.1%	132	0.0%	4,477	1.3%	4,170	1.2%
WOOD AND FURNITURE	77	0.0%	796	0.2%	304	0.1%	1,702	0.5%	126	0.0%	67	0.0%	3,072	0.9%	3,128	0.9%
CONSTRUCTION MATERIAL	3	0.0%	2,207	0.6%	473	0.1%	3,126	0.9%	1,763	0.5%	77	0.0%	7,649	2.2%	7,001	2.1%
STEEL AND METALLURGY	46	0.0%	2,646	0.8%	2,397	0.7%	4,423	1.3%	2,104	0.6%	180	0.1%	11,796	3.4%	12,320	3.6%
MEDIA	-	0.0%	979	0.3%	81	0.0%	395	0.1%	726	0.2%	16	0.0%	2,197	0.6%	2,172	0.6%
MINING	-	0.0%	1,290	0.4%	535	0.2%	4,772	1.4%	2,641	0.8%	9	0.0%	9,247	2.6%	8,235	2.4%
INFRASTRUCTURE WORK	-	0.0%	1,484	0.4%	912	0.3%	1,735	0.5%	1,857	0.5%	80	0.0%	6,068	1.7%	6,808	2.0%
OIL AND GAS	13	0.0%	821	0.2%	390	0.1%	3,088	0.9%	1,423	0.4%	45	0.0%	5,780	1.6%	5,851	1.7%
PETROCHEMICAL AND CHEMICAL	220	0.1%	1,356	0.4%	1,288	0.4%	4,020	1.1%	2,355	0.7%	53	0.0%	9,292	2.7%	9,491	2.8%
HEALTH CARE	-	0.0%	705	0.2%	49	0.0%	1,528	0.4%	494	0.1%	30	0.0%	2,806	0.8%	2,480	0.7%
INSURANCE AND REINSURANCE AND PENSION	-	0.0%	1	0.0%	-	0.0%	3	0.0%	70	0.0%	-	0.0%	74	0.0%	67	0.0%
TELECOMMUNICATIONS	-	0.0%	729	0.2%	-	0.0%	1,295	0.4%	8,344	2.4%	7	0.0%	10,375	3.0%	9,992	3.0%
CLOTHING AND FOOTWEAR	111	0.0%	1,111	0.3%	719	0.2%	2,932	0.8%	461	0.1%	111	0.0%	5,445	1.6%	5,498	1.6%
TRADING	35	0.0%	175	0.0%	793	0.2%	1,012	0.3%	329	0.1%	27	0.0%	2,371	0.7%	2,169	0.6%
TRANSPORTATION	9	0.0%	11,283	3.2%	763	0.2%	4,796	1.4%	2,103	0.6%	198	0.1%	19,152	5.5%	20,010	5.9%
DOMESTIC APPLIANCES	-	0.0%	211	0.1%	123	0.0%	2,268	0.6%	741	0.2%	28	0.0%	3,371	1.0%	3,356	1.0%
VEHICLES AND AUTOPARTS	1	0.0%	5,590	1.6%	3,285	0.9%	6,414	1.8%	6,120	1.7%	161	0.0%	21,571	6.2%	21,127	6.3%
THIRD SECTOR	-	0.0%	29	0.0%	-	0.0%	3,006	0.9%	35	0.0%	3	0.0%	3,073	0.9%	2,947	0.9%
PUBLISHING AND PRINTING	-	0.0%	181	0.1%	26	0.0%	773	0.2%	226	0.1%	61	0.0%	1,267	0.4%	1,256	0.4%
COMMERCE - SUNDRY	20	0.0%	1,496	0.4%	510	0.1%	12,352	3.5%	2,570	0.7%	272	0.1%	17,220	4.9%	16,515	4.9%
INDUSTRY - SUNDRY	13	0.0%	136	0.0%	4,096	1.2%	3,688	1.1%	278	0.1%	183	0.1%	8,394	2.4%	7,144	2.1%
SUNDRY SERVICES	71	0.0%	2,632	0.8%	2,349	0.7%	24,286	6.9%	3,065	0.9%	253	0.1%	32,656	9.3%	25,845	7.7%
SUNDRY	3,058	0.9%	4,177	1.2%	325	0.1%	11,196	3.2%	2,691	0.8%	53	0.0%	21,500	6.1%	20,913	6.2%
Total	8,033	2.3%	78,702	22.5%	32,246	9.2%	155,124	44.3%	73,442	21.0%	2,800	0.8%	350,347	100.0%	337,650	100.0%
(1) Including sureties, endorsements and credit commitments, netted from allowance for loan losses.

24
Itaú Unibanco

Risk Management – Pillar 3

Remaining maturity of loan transactions

The table below presents the remaining maturity of credit risk operations detailed by type of products:

Remaining maturities of loan transactions (1)					R$ million
	12/31/2014				9/30/2014
	up to 6 months	6 to 12 months	1 to 5 years	above 5 years	up to 6 months	6 to 12 months	1 to 5 years	above 5 years
Individuals	67,036	5,773	67,275	49,684	62,029	5,675	74,737	37,706
Rural Loans	28	91	99	13	41	57	89	19
Real State	343	43	840	35,556	378	34	791	33,448
Payroll	210	615	26,056	13,019	190	564	31,792	3,215
Vehicle and Leasing	811	2,723	24,408	5	834	2,440	26,727	11
Credit card	58,414	-	-	-	52,953	-	-	-
Guarantees	238	139	151	99	115	261	132	101
Personal Loans (Other)	6,992	2,162	15,721	992	7,518	2,319	15,206	912
Companies	85,520	30,819	116,944	84,699	78,115	30,761	114,081	84,502
Rural Loans	3,623	2,664	1,463	270	3,432	2,585	1,495	264
Investments	3,751	6,289	43,698	18,502	3,802	5,954	43,073	18,393
Import and Export	12,635	3,699	13,092	2,862	10,973	3,733	11,798	3,129
Working Capital, Discount Bonds and Guaranteed Account	55,412	11,123	46,037	16,625	49,684	11,496	44,750	14,085
Endorsements and Sureties	9,819	6,888	10,450	46,285	9,717	6,841	10,599	48,295
Other	280	156	2,204	155	507	152	2,366	336
Total	152,556	36,592	184,219	134,383	140,144	36,436	188,818	122,208
(1) Do not include loan commitments.

Credit Concentration on the Major Debtors

Concentration of Largest Clients with Credit Granting Characteristics				R$ million
	Exposure	% of portfolio	Exposure	% of portfolio	Exposure	% of portfolio
Loan, Lease and Other Credit Operations (1)	12/31/2014		9/30/2014		12/31/2013
Largest debtor	5,324	1.0%	5,128	1.0%	5,591	1.2%
10 largest debtors	32,788	6.2%	31,242	6.2%	31,345	6.5%
20 largest debtors	53,209	10.1%	51,164	10.2%	48,917	10.1%
50 largest debtors	88,485	16.8%	84,618	16.8%	79,470	16.4%
100 largest debtors	118,679	22.6%	114,083	22.7%	107,433	22.2%
(1) The amounts include endorsements and sureties.  Do not include loan commitments.

Concentration of Largest Clients with Credit Granting Characteristics				R$ million
	Exposure	% of portfolio	Exposure	% of portfolio	Exposure	% of portfolio
Loan, Lease and Other Credit Operations and Securities of Companies and Financial Institutions(1)	12/31/2014		9/30/2014		12/31/2013
Largest debtor	5,507	0.9%	5,379	0.9%	5,755	1.0%
10 largest debtors	41,262	6.8%	39,203	6.7%	40,753	7.4%
20 largest debtors	68,924	11.3%	65,772	11.3%	65,461	11.8%
50 largest debtors	119,972	19.7%	113,885	19.6%	106,902	19.3%
100 largest debtors	160,805	26.5%	152,507	26.2%	143,092	25.9%
(1) The amounts include endorsements and sureties.  Do not include loan commitments.

25
Itaú Unibanco

Risk Management – Pillar 3

Overdue Amounts

The table below presents the balance of overdue amounts:

Overdue Amounts: by Brazil Regions and Countries								R$ million
	12/31/2014					9/30/2014
	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days
Southeast	5,305	1,544	3,389	4,760	429	5,051	1,655	3,514	4,994	303
South	1,051	338	647	863	109	1,086	300	667	903	84
North	357	91	178	230	21	316	96	186	227	22
Northeast	858	293	706	1,088	75	869	317	753	1,048	56
Midwest	568	178	344	462	42	593	168	376	459	34
Brazil	8,139	2,444	5,264	7,403	676	7,915	2,536	5,496	7,631	499
Foreign	642	99	381	148	98	578	59	137	121	44
Total	8,781	2,543	5,645	7,551	774	8,493	2,595	5,633	7,752	543

Overdue Amounts: by Economic Sector								R$ million
	12/31/2014					9/30/2014
	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days
Public Sector	-	-	-	1	-	1	1	-	-	-
Private Sector	8,781	2,543	5,645	7,550	774	8,492	2,594	5,633	7,752	543
Companies	2,929	681	1,693	2,259	361	2,313	661	1,416	2,601	206
Industry and Commerce	918	367	977	1,246	172	1,033	435	893	1,381	112
Services	1,712	267	659	868	103	1,093	214	484	1,012	84
Primary	289	44	52	140	84	153	6	31	196	6
Other	10	3	5	5	2	34	6	8	12	4
Individuals	5,852	1,862	3,952	5,291	413	6,179	1,933	4,217	5,151	337
Total	8,781	2,543	5,645	7,551	774	8,493	2,595	5,633	7,752	543

Allowance for Loan Losses

In order to be hedged against losses arising from loan operations, Itaú Unibanco takes into consideration all the aspects that determine the client’s credit risk to determine the provision level that is appropriate to the risk incurred in each operation.  For each operation, the assessment and the client or economic group rating, the operation rating, and the possible existence of past due amounts are taken into account and the volume of the regulatory provision is determined.

Itaú Unibanco recognizes an allowance in addition to that minimum required by BACEN, aiming at ensuring an allowance level compatible with the expected loss, according to internal models credit risk measurement.  This allowance is usually quantified in view of the past performance of loan portfolios, based on exposure, probabilities of default and expected recovery in the event of default, of transactions.

Allowance for Loan Losses - Quarterly evolution							R$ million
	12/31/2014				9/30/2014
	Opening Balance	Necessary accounting net provisions	Write-Off	Final Balance	Opening Balance	Necessary accounting net provisions	Write-Off	Final Balance
Public Sector	(4)	(3)	-	(7)	(3)	(1)	-	(4)
Private Sector	(25,202)	(5,734)	4,026	(26,910)	(24,494)	(4,786)	4,078	(25,202)
Companies	(9,349)	(2,946)	3,335	(8,960)	(8,470)	(2,369)	1,490	(9,349)
Industry and Commerce	(5,087)	28	515	(4,544)	(4,843)	(1,209)	965	(5,087)
Services	(3,773)	(2,958)	2,568	(4,163)	(3,443)	(866)	536	(3,773)
Primary	(436)	(47)	257	(226)	(169)	(251)	(16)	(436)
Other	(53)	31	(5)	(27)	(15)	(43)	5	(53)
Individuals	(15,853)	(2,788)	691	(17,950)	(16,024)	(2,417)	2,588	(15,853)
Total	(25,206)	(5,737)	4,026	(26,917)	(24,497)	(4,787)	4,078	(25,206)

26
Itaú Unibanco

Risk Management – Pillar 3

Mitigating Instruments

Itaú Unibanco uses guarantees aiming at increasing resiliencies in operations with credit risk.  The using guarantees can be personal guarantees, secured guarantees, legal structures with mitigating power and netting arrangements.  There are normative and institutional credit policies governing the use of collateral.

To be considered as risk reduction instrument, the guarantees need to comply with requirements and determinations of the regulations that govern the guarantees, whether internal or external and are legally valid (effective), enforceable and regularly evaluated.

The collaterals used can generate risk mitigation.  The impact of asset assignment collaterals and purchased credit derivative hedges results from the collateral replacement, where a borrower’s risk parameters are replaced by the guarantor’s risk parameters.  When used for managerial purposes, in the case of collateral assets and the legal structures with mitigation capabilities and offsetting agreements, risk mitigation in made based on methodologies jointly established and approved by the business units in charge of credit risk management and the centralized credit risk control department.

These methodologies take into consideration factors related to the legal enforceability of collaterals, the necessary costs of enforcing them, and the expected recoverable amount, taking into consideration market volatility and liquidity.

Itaú Unibanco also uses credit derivatives, such as single name CDS, to mitigate the credit risk of its portfolios of securities.  These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

The credit limits are continuously monitored and changed according to client behavior.  Thus, the potential loss values represent a fraction of the amount available.

The table below presents the total amount mitigated by risk mitigating instruments, as defined in BACEN Circular No. 3,644, 3rd paragraph.

It is worth noting that purchase and sale commitments and residential real estate or first mortgage-backed loan operations are considered when determining risk weights assets.

Total Mitigation		R$ million
	Financial Conglomerate
	12/31/2014	9/30/2014
Demand Deposits	308,239	287,078
FPR 0%	308,239	287,078
Securities	42,530	7,381
FPR 0%	42,530	7,381
FPR 20%	-	-
Personal Guarantee	30,774	24,571
FPR 0%	2,646	-
FPR 50%	28,128	24,571

27
Itaú Unibanco

Risk Management – Pillar 3

Counterparty Credit Risk

Itaú Unibanco sees the counterparty credit risk as a possibility of noncompliance, by a given counterparty, with obligations related to the settlement of transactions that involve the trading of financial assets with a bilateral risk, including those related to the settlement of derivative financial instruments.  Additionally, Itaú Unibanco includes the risk of deterioration of the credit quality of the counterparty in its risk assessment.

Itaú Unibanco’s structure for managing, monitoring and controlling the counterparty credit risk arising from derivative financial instruments and other complex financial instruments, as well as from operations with variable indexes, is inserted in the credit risk management structure.

From this quarter Itaú Unibanco enhanced its dissemination of information on exposures subject to counterparty risk credit.  The table below presents the notional value of the contracts subject to the counterparty credit risk.  According to Circular No. 3,644, for the calculation of the net global exposure to the counterparty credit risk arising from operations with derivative financial instruments, the application of the Future Potential Exposure Factor (FEPF) is considered.  In the case of unsettled operations, the application of the Unsettled Operation Credit Conversion Factor (FCL) is considered.  The application of these factors reduces the final exposure of the operations subject to the counterparty credit risk.

Notional Amount of Contracts Subject to the Counterparty Credit Risk		R$ million
	Financial Conglomerate
	12/31/2014	9/30/2014	12/31/2013
Notional Amount	1,582,323	1,612,461	2,516,346
Settled in Settlement Systems (Stock Exchange) (1)	359,916	434,622	1,476,506
Not Settled in Settlement Systems (Over-The-Counter)	1,222,407	1,177,838	1,039,841
With Guarantees	507,606	475,002	408,170
Without Guarantees	714,800	702,836	631,670
(1) Amounts related to contracts settled in the settlement system of a clearing house for the financial settlement of operations in which the house operates as the central counterparty.

The tables below presents the gross positive amount and the amount of the guarantees of the contracts subject to the counterparty credit risk.

Gross Positive Amount of Contracts Subject to the Counterparty Credit Risk		R$ million
	Financial Conglomerate
	12/31/2014	9/30/2014	12/31/2013
Total Gross Positive Amount	536,891	506,662	435,846
Repurchase agreements	513,208	483,498	414,690
Others	23,683	23,165	21,156

Guarantees of Contracts Subject to the Counterparty Credit Risk		R$ million
	Financial Conglomerate
	12/31/2014	9/30/2014	12/31/2013
Gross Amount of the Guarantees	507,606	475,002	408,170

The table below presents the amounts related to netting arrangements.

Netting Arrangements		R$ million
	Financial Conglomerate
	12/31/2014	9/30/2014	12/31/2013
Amounts related to Netting Arrangements	4,059	4,192	4,556

The table below presents the net global exposure to the credit risk of the counterparty, calculated in accordance with the criteria of Circular No. 3,664 and applying the Future Potential Exposure and Unsettled Operation Credit Conversion factors.

Exposure to the Counterparty Credit Risk		R$ million
	Financial Conglomerate
	12/31/2014	9/30/2014	12/31/2013
Net Global Exposure to the Counterparty Credit Risk	32,376	30,943	26,861

28
Itaú Unibanco

Risk Management – Pillar 3

Acquisitions, Sale or Transfer of Financial Assets

The acquisition of financial assets follows the same policies and the same credit governance established for the portfolios originated at Itaú Unibanco, where decision-making is based on the objective assessment of the borrowers’ credit risk.  Financial asset acquisitions can aim at increasing loan portfolio diversification or meeting the clients’ demands for liquidity.  The purpose of the sale and transfer of financial assets is to meet investor demand for credit assets and be used as a portfolio credit risk management instrument.

Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

Since beginning January 2012, as provided for by CMN Resolution No. 3,533 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

Sale or Transfer of Financial Assets		R$ million
	Financial Conglomerate
	12/31/2014	9/30/2014	12/31/2013
Balance of exposures assigned with significant withholding of risks and benefits	222	239	298
Balance of sale of exposure with substantial retention of risks and benefits	4,337	3,843	4,233
Credit rights Investments Fund (FIDC)	-	-	-
Securitization Companies	4,337	3,843	4,233
Financial institutions	-	-	-
Specific Purpose Company (SPE)	-	-	-
Balance of sale of exposure without substantial transfer or retention of risks and benefits	-	-	-

Sale or Transfer of Financial Assets				R$ million
	Financial Conglomerate
	4th quarter of 2014	3rd quarter of 2014	2nd quarter 2014	1st quarter 2014	4th quarter 2013
Flow of sale exposure in the quarter with substantial transfer of risks and rewards	1,248	770	1,517	93	275
Credit rights Investments Fund (FIDC)	25	-	68	-	15
Securitization Companies	1,174	607	1,414	93	260
Financial institutions	-	29	35	-	-
Specific Purpose Company (SPE)	-	-	-	-	-
Other(1)	49	134	-	-	-
Total exposures assigned honored, repurchased, or written-off	178	195	139	230	289
(1) Transfer of college credits held with the public sector

29
Itaú Unibanco

Risk Management – Pillar 3

Acquisition of Financial Assets		R$ million
	12/31/2014	9/30/2014	12/31/2013
Acquisitions of loan portfolios WITH the retention of assignor's risks and rewards
a) By type of exposure	5,390	5,988	5,908
Individuals - Payroll	14	1,483	3,987
Individuals - Vehicle and Leasing	3,274	3,049	1,903
Companies -Loans (CCB)	2,067	1,414	-
Companies - Other	35	42	18
b) By type of assignor	5,390	5,988	5,908
Credit rights Investments Fund (FIDC)	-	-	-
Securitization Companies	-	-	-
Financial institutions	5,390	5,988	5,908
Specific Purpose Company (SPE)	-	-	-

Acquisition of Financial Assets		R$ million
	12/31/2014	9/30/2014	12/31/2013
Acquisitions of loan portfolios with NO the retention of assignor's risks and rewards
a) By type of exposure	10,669	10,686	3,898
Individuals - Payroll	10,669	10,686	3,898
b) By type of assignor	10,669	10,686	3,898
Credit rights Investments Fund (FIDC)	-	-	-
Securitization Companies	-	-	-
Financial institutions	10,669	10,686	3,898
Specific Purpose Company (SPE)	-	-	-

Operations of Securitization

Itaú Unibanco’s portfolio includes securities arising from securitization processes.  The portfolio is made up of Securitized Real Estate Loans (CRI), quotas of Credit Rights Investment Funds (FIDC) and Agribusiness Receivables Certificate (CRA).

The CRIs are backed by real estate loans and predominantly are not subordinated.  The quotas of FIDCs are usually senior and backed by receivables, such as trade notes, promissory notes.  The CRAs are backed by receivables linked to agribusiness.

Itaú Unibanco classifies securities arising from securitization processes based on the governance of products determined, and the credit is approved at the proper authority levels.  The balances of these operations are presented below.

Operations with Securities Arising from Securitization Process (1)		R$ million
	Financial Conglomerate[?]
	12/31/2014	9/30/2014	12/31/2013
CRI	16.071	14.677	12.282
Mortgage Loans	16.071	14.677	12.282
Single-Tranche	13.548	12.033	9.089
Senior		-	-
Subordinated	2.523	2.644	3.193
CRA	53	46	135
Credit Related to Agribusiness	53	46	135
Single-Tranche	53	46	135
Senior	-	-	-
Subordinated	-	-	-
FIDC	47	91	188
Credit Rights	47	91	188
Single-Tranche	-	-	-
Senior	47	71	146
Subordinated	-	20	42
Total	16.171	14.814	12.605
(1) values of traditional securitization

Itaú Unibanco follows risk retention guidelines as defined at Resolutions 3,533 of the CMN.

Then there is the summary of the securitization activity in the period:

30
Itaú Unibanco

Risk Management – Pillar 3

Securitization Activities in the Period(1)		R$ million
	Financial Conglomerate[?]
	12/31/2014	9/30/2014
CRI	1.380	1.384
Mortgage Loans	1.380	1.384
FIDC	-	544
Credit Rights	-	544
CRA	834	-
Credit Rights	834	-
Total	2.214	1.928
(1) values of traditional securitization

31
Itaú Unibanco

Risk Management – Pillar 3

Credit Derivatives

Itaú Unibanco buys and sells credit protection mainly related to securities of the Brazilian government and securities of Brazilian listed companies in order to meet the needs of its customers.  When Itaú Unibanco sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity.  The credit derivatives for which Itaú Unibanco is protection seller are credit default swap (CDS) and total return swap (TRS).

CDS is credit derivative in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount.  The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

TRS is a transaction in which a party swaps the total return of a reference entity or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss.  In a TRS contract, the parties do not transfer the ownership of the assets.

The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative.  Itaú Unibanco believes that, based on its historical experience, the maximum potential loss does not represent the actual level of loss.  It happens because, when a loss event occurs, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

The credit derivatives sold are not covered by guarantees, and during this period, Itaú Unibanco has not incurred any loss related to credit derivative contracts.

The table below shows the nominal value of purchased credit derivatives that are identical to those that Itaú Unibanco acts as seller of protection underlying values.

Notional Amount of Credit Derivatives Held in Portfolio		R$ million
	Financial Conglomerate[?]
	12/31/2014	9/30/2014	12/31/2013
Risk Transferred	2,661	1,791	11,578
Credit Default Swap (CDS)	2,661	1,791	11,578
Total Return Swap (TRS)	-	-	-
Risk Received	(8,500)	(7,694)	(13,722)
Credit Default Swap (CDS)	(6,829)	(6,152)	(12,249)
Total Return Swap (TRS)	(1,671)	(1,542)	(1,473)
Total	(5,839)	(5,903)	(2,144)
Referential Equity (PR) of Risk Received	(360)	(292)	(604)
During the period, there was no occurrence of credit event related to those set forth in agreements.

32
Itaú Unibanco

Risk Management – Pillar 3

6	Market Risk

6.1	Framework and Treatment

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, usually the risks caused by variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices, along with various indexes on these risk factors.

At Itaú Unibanco, market risk management is the process by which management monitors and controls risk of variations in the financial instruments, due to market movements, while aiming to optimize the risk-return ratio through an adequate limits structure, alerts, effective risk management models and related management tools.

Itaú Unibanco’s institutional policies and general market risk management framework are in line with the principles of CMN Resolution No. 3,464, and subsequent amendments.  These principles guide the institution’s approach to market risk control and management across all business units and legal entities of Itaú Unibanco.

The document that details the market risk control institutional policy is on the Investor Relations website www.itauunibanco.com/ri, in the route:  Corporate Governance, Rules and Policies, Public Access Report - Market Risk.

Itaú Unibanco’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

—	Political, economic and market conditions;
—	The market risk profile of the portfolio; and
—	Expertise within the group to support operations in specific markets.

Itaú Unibanco’s market risk management framework is subject to the governance and hierarchy of committees, with specific limits assigned to different levels and classes of market risk.  These range covers from aggregated risk indicators at the portfolio level, to more granular limits at the individual desk level, and are aim to improve the process of risk monitoring and understanding as well as prevent risk concentration.  Limits and alerts are calibrated based on projections of future balance sheets, stockholders’ equity, liquidity, complexity and market volatility and the Itaú Unibanco’s risk appetite.  Limits are monitored on a daily basis, with compliance reported to and discussed at the relevant board and management Committees.  In addition, the daily risk reports used by the business and control areas are distributed to the executives officers.

The structure of limits and alerts follows Board of Directors guidelines.  These are approved by the CSRisc, after endorsement by the (Superior Institutional Treasury Committee) CSTI.  The process of setting these limit levels follows the governance approved by Itaú Unibanco´s financial conglomerate internal policies.  This structure of limits and alerts promotes the effectiveness and coverage of control and is reviewed at least annually.

The key principles underlying Itaú Unibanco’s market risk control structure are as follows:

—	Provide visibility and comfort for all senior management levels that market risks assumed must be in line with our risk-return objectives;
—	Provide disciplined and informed dialogue of the overall market risk profile and its evolution over time;
—	There must be transparency as to how the business works to optimize results;
—	The market risk control structure must provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and
—	Concentration of risks must be monitored and avoided.

Market risk management and control process is subject to periodic reviews, to ensure it reflects alignment with best market practices, and continuous improvement over time.

Market risk control is managed by a group that is independent from the different business units and is responsible for performing the daily activities of risk measurement, evaluation, analysis and reporting to relevant individuals and units, during normal and stress scenarios, according to established governance requirements.  They also monitor actions taken to readjust positions and/or levels of risk.  This area is also involved in the approval process of new financial products.  In addition, there is a structured process of communication and information flow, which provides information to the Superior Committees and ensures compliance with the requirements of Brazilian and foreign regulatory agencies.

Itaú Unibanco hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in market risk factors and maintain the positions on the breaching limits.  Derivatives are commonly used for these hedging activities.  When these transactions are classified as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process.  The accounting and managerial hedging procedures are governed by the institutional polices of Itaú Unibanco.

33
Itaú Unibanco

Risk Management – Pillar 3

Hedge accounting considerations are presented in detail in explanatory notes of the Financial Statements.

Market risk framework categorizes transactions as part of either the Banking Book or the Trading Book, in accordance with general criteria established by CMN Resolution No. 3,464 and BACEN circular No. 3,354.

Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading them.

Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to the management of the institution’s balance sheet.  As a general rule, this book’s portfolios are intended to be either held to maturity, or sold in the medium and in the long run.

Market risk exposures inherent in various financial instruments, including derivatives, are composed of various risk factors.  A risk factor refers to a market parameter whose variation impacts a position’s valuation.  The main risk factors measured by Itaú Unibanco are as follow:

—	Interest rates: the risk of losses from transactions subject to interest rates variation;
—	Other foreign interest rates: the risk of losses from transactions subject to foreign interest rates variations;
—	FX Rates: the risk of losses from positions subject to foreign exchange rate variation (e.g., foreign currency positions);
—	Brazilian inflation indexes: the risk of losses from transactions subject to the variations in inflation-linked;
—	Equities and Commodities: the risk of losses from transactions subject to equity or commodities price variations.

The CMN has regulations establishing the segregation of market risk exposure at a minimum into the following categories:  interest rates, FX rates, equities and commodities.  Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment of the others risk indicators, such as interest rates and FX rates and follows the governance and risk limits framework adopted by Itaú Unibanco for market risk management.

Market risk is analyzed based on the following key metrics:

—	Value at Risk: a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence level;
—
Losses in Stress Scenarios (Stress Testing):  a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios);

—	Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels;
—	Concentration: cumulative exposure of certain financial instrument or risk factor calculated at market value ("MtM - Mark to Market"); and
—
Stressed VaR:  statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility.

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed.  They include:

—	Gap Analysis: accumulated exposure of the cash flows by risk factor, which are marked-to-market and positioned by settlement dates;
—	Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates;
—	Sensitivities to Various Risk Factors (Greeks): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time.

34
Itaú Unibanco

Risk Management – Pillar 3

6.2	Portfolio Analysis

Interest rate risk in the non-trading book

Interest rate risk corresponds to the potential loss associated with changes in market interest on index, maturity and investment and funding mismatches.  The interest rate risk management process of transactions classified in the non-trading book is consistent with the committee governance and hierarchy, and the limits approved for risk market management.  A mark-to-market methodology is adopted for the different products by calculating the sensitivity to the changes in interest rates, the value at risk (VaR), and stress tests are conducted to the entire book, as established in Itaú Unibanco’s institutional policies.

In treating the loan portfolios with material early settlements, the original maturities of the transactions are adjusted for the monthly revisions of their parameters, estimated from their historic bases, which accelerate the decrease of the originally contracted payment flows to better reflect the expected client behavior.

The product balances without a defined maturity, such as cash deposits and savings accounts, are separated into core and noncore portions, pursuant to statistical studies that analyze their historical and seasonal behaviors.  The core portion is distributed over time, thus generating an exposure to changes in interest rates, pursuant to internally approved methodologies.

The table below shows the sensitivity of the amount of the Banking Portfolio´s positions to changes in interest rate curves, using the methodology and stress scenarios adopted to manage this book’s risks at Itaú Unibanco for the fourth quarter of 2014.

Sensibility of Banking Portfolio (1)				R$ million
Exposures		12/31/2014
Risk factors	Risk of variation in:	Scenario I	Scenario II	Scenario III
Interest Rate	Fixed Income Interest Rates in reais	(4,965)	(1,291,250)	(2,451,601)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(9)	(17,424)	(30,857)
Price Index Linked	Interest of Inflation coupon	(2,321)	(300,127)	(508,159)
TR	TR Linked Interest Rates	578	(172,543)	(348,380)
(1) Amounts net of tax effects.

In order to measure these sensitivities, the following scenarios are used:

—	Scenario I: Shocks of 1 base point in interest rates and associated indexes;
—	Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes, both for growth and fall, considering the largest resulting losses per risk factor;
—	Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes, both for growth and fall, considering the largest resulting losses per risk factor.

As required by CVM Regulatory Instruction 475, Itaú Unibanco conducts sensitivity analysis against exceptional scenarios for market risk factors considered relevant.  The results can be found at Note No. 7j of the Financial Statements – BRGAAP, on the website www.itau-unibanco.com.br/ri.

35
Itaú Unibanco

Risk Management – Pillar 3

Evolution of the Trading Portfolio

The evolution of the Trading Portfolio, broken down by major risk factors, is tabulated below:

Total Value of Trading Position						R$ million
	12/31/2014		9/30/2014		12/31/2013
	Long	Short	Long	Short	Long	Short
Interest Rates	210,353	(182,630)	240,095	(257,555)	280,445	(274,340)
Foreign Exchange Rates	123,089	(120,687)	119,502	(116,984)	151,083	(150,627)
Equities	18,936	(18,947)	20,817	(20,729)	14,206	(13,577)
Commodities	23	(25)	60	(17)	36	(22)

Evolution of the Derivatives Portfolio

The main purpose of the derivative positions in the Banking Portfolio is to manage risks in this portfolio and in the corresponding risk factors.  The evolution of Itaú Unibanco’s derivatives portfolio, broken down by group of risk factor, by the existence or absence of a central counterparty (exchange or over-the-counter market) and whether it is in Brazil or abroad, is presented below for both Trading and Banking Portfolios:

Derivatives: Trades in Brazil - Trading + Banking - With Central Counterparty						R$ million
	12/31/2014		9/30/2014		12/31/2013
	Long	Short	Long	Short	Long	Short
Interest Rates	288,018	(368,455)	328,710	(428,366)	427,803	(563,818)
Foreign Exchange Rates	80,818	(63,819)	117,705	(97,356)	70,277	(66,972)
Equities	4,021	(3,994)	7,190	(6,980)	979	(1,700)
Commodities	101	(61)	258	(226)	119	(111)

Derivatives: Trades in Brazil - Trading + Banking - Without Central Counterparty						R$ million
	12/31/2014		9/30/2014		12/31/2013
	Long	Short	Long	Short	Long	Short
Interest Rates	164,172	(175,393)	167,600	(175,178)	161,198	(191,664)
Foreign Exchange Rates	51,336	(72,681)	135,403	(156,194)	41,579	(55,139)
Equities	20,751	(20,959)	17,535	(17,964)	9,169	(9,549)
Commodities	167	(204)	178	(180)	86	(61)

Derivatives: Foreign Trades - Trading + Banking - With Central Counterparty						R$ million
	12/31/2014		9/30/2014		12/31/2013
	Long	Short	Long	Short	Long	Short
Interest Rates	82	(3,659)	1,267	(7,269)	534	(296)
Foreign Exchange Rates	148,094	(143,097)	151,849	(144,207)	121,685	(120,730)
Equities	141	(153)	84	(155)	907	(392)
Commodities	289	(293)	180	(172)	51	(70)

Derivatives: Foreign Trades - Trading + Banking - Without Central Counterparty						R$ million
	12/31/2014		9/30/2014		12/31/2013
	Long	Short	Long	Short	Long	Short
Interest Rates	91,059	(89,343)	101,443	(99,372)	117,186	(122,839)
Foreign Exchange Rates	260,641	(261,010)	251,381	(252,874)	149,304	(147,900)
Equities	267	(267)	157	(157)	193	(158)
Commodities	-	-	-	-	-	-

36
Itaú Unibanco

Risk Management – Pillar 3

VaR – Consolidated Itaú Unibanco

We improved our internal methodology to calculate Consolidated VaR, migrating from the “parametric” approach to a “historical simulation” approach (except for Foreign Units).  This new methodology carries out the full repricing of all positions, using the real historical distribution of assets.

The table below shows the Consolidated Total VaR, comprising both the Banking and Trading Book of Itaú Unibanco, and its subsidiaries abroad, showing where there are higher concentrations of market risk (subsidiaries abroad:  Itaú BBA International PLC, Banco Itaú Argentina S.A., Banco Itaú Chile S.A., Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A. and Itaú BBA Colombia S.A. - Corporación Financiera).

VaR - Itaú Unibanco Holding (1)		R$ million
VaR per Risk Factor Group		12/31/2014	9/30/2014
	Brazilian Interest rates	124.8	149.9
	Other Foreign Interest rates	83.6	84.6
Itaú Unibanco (2)	FX rates	26.5	101.7
	Brazilian Inflation Indexes	115.7	145.2
	Equities and Commodities	22.5	26.7
	Itaú BBA International	1.6	0.8
	Banco Itaú Argentina	1.9	2.1
Itaú Unibanco (3)	Banco Itaú Chile	5.3	5.4
Foreign Units	Banco Itaú Uruguai	2.1	1.1
	Banco Itaú Paraguai	3.5	1.6
	Banco Itaú BBA Colômbia	0.5	0.3
Diversification effect		(194.9)	(358.7)
Global VaR		193.1	160.7
Maximum Total VaR of the Quarter		227.7	199.1
Average Total VaR of the Quarter		176.0	162.6
Minimum Total VaR of the Quarter		131.1	138.7
(1) Considers one-day holding period and 99% confidence level.
(2) As from January 2014, amounts reported in Historical Simulation
(3) VaR - Itaú Unibanco Foreign Units in transition to Historical Simulation approach

Itaú Unibanco maintained its conservative and diversification management style, having operated within low limits in relation to its capital through the period.  The Total Average VaR for the quarter remained below 1% of Itaú Unibanco’s consolidated stockholders’ equity.

The observed increase in Total VaR, compared to the previous quarter, is due to an increase in the market volatility levels and changes of position which together resulted in a change in the diversification effect.

37
Itaú Unibanco

Risk Management – Pillar 3

VaR - Trading Portfolio

Our Trading Portfolio VaR, based on the “historical simulation” methodology, is presented below.

VaR - Itaú Unibanco - Trading Portfolio (1)			R$ million
VaR per Risk Factor Group	12/31/2014	9/30/2014	12/31/2013
Brazilian Interest rates	16.6	12.1	20.1
Other Foreign Interest rates	3.6	6.4	21.7
FX rates	10.7	11.2	9.4
Brazilian Inflation Indexes	8.1	18.3	21.4
Equities and Commodities	4.3	17.1	13.7
Diversification effect	(26.4)	(42.0)	(56.0)
Total VaR	16.9	23.2	30.3
Maximum Total VaR of the Quarter	53.0	41.0	71.7
Average Total VaR of the Quarter	22.1	25.0	45.3
Minimum Total VaR of the Quarter	13.1	14.5	25.6
(1) VaR Historical Simulation approach.  Amounts reported consider one-day holding period and 99% confidence level.
(1) External Units are not considered

38
Itaú Unibanco

Risk Management – Pillar 3

VaR - Foreign Units

Itaú Unibanco’s foreign units are financial institutions based in different countries that operate with local treasuries, with market risk exposures monitored by local risk control groups.  These local treasury and risk control groups are subject to oversight by the equivalent structures of Itaú Unibanco at Group level.  The foreign units are Itaú BBA International, Banco Itaú Argentina, Banco Itaú Chile, Banco Itaú Uruguai, Banco Itaú Paraguai and Itaú BBA Colombia S.A. Corporación Financiera.

The consolidated exposure of market risk of the foreign units in the fourth quarter, when compared to the previous one, reflected an increase as can be seen in the table below.

The Total consolidated VaR of all the foreign units represents less than 1% of Itaú Unibanco’s net equity.

VaR - Itaú Unibanco Foreign Units (1)				R$ million
VaR per Risk Factor		12/31/2014	9/30/2014	12/31/2013
	Euribor	0.2	0.3	0.7
	Libor	0.3	0.3	0.3
	FX rate	0.5	0.4	1.0
Itaú BBA International	Equities	0.0	0.0	0.0
	Others	1.0	0.1	0.2
	Diversification effect	(0.4)	(0.2)	(0.3)
	Total VaR IBBA International	1.6	0.8	1.9
	Fixed income interest rate (Argentine peso)	2.0	1.5	5.3
	Inflation index linked interest rate	0.0	0.0	0.1
	Badlar	0.4	1.0	0.7
Banco Itaú Argentina	FX + interest rate - Dollar	1.3	0.6	3.1
	FX + interest rate - Euro	-	0.0	0.1
	Diversification effect	(1.8)	(1.0)	(3.6)
	Total VaR Itaú Argentina	1.9	2.1	5.7
	Fixed income interest rate (Chilean peso)	0.3	1.5	0.7
	Inflation index linked interest rate	4.4	3.7	1.9
Banco Itaú Chile	FX + interest rate - Dollar	1.6	0.9	0.9
	FX rate - Other currencies	-	0.0	0.0
	Diversification effect	(1.0)	(0.8)	(1.4)
	Total VaR Itaú Chile	5.3	5.4	2.1
	Fixed income interest rate (Uruguayan peso)	0.2	0.3	0.5
	Inflation index linked interest rate	1.1	0.7	0.9
	Dollar linked interest rate	2.1	1.0	2.0
Banco Itaú Uruguai	FX rate	0.1	0.0	0.4
	Diversification effect	(1.3)	(1.0)	(2.2)
	Total VaR Itaú Uruguai	2.1	1.1	1.7
	Fixed income interest rate (guarani)	2.6	1.5	0.8
	Dollar linked interest rate	2.8	0.8	0.5
Banco Itaú Paraguai	FX rate	0.0	0.2	0.0
	Diversification effect	(1.9)	(0.8)	(0.4)
	Total VaR Itaú Paraguai	3.5	1.6	0.9
	Fixed Income Interest Rate	0.1	0.3	0.2
Banco Itaú BBA Colômbia	Dollar linked interest rate	-	-	0.0
	FX rate	0.5	0.2	0.1
	Diversification effect	(0.1)	(0.2)	(0.1)
	Total VaR Itaú BBA Colômbia	0.5	0.3	0.2
Total VaR		14.9	11.4	12.5
(1) VaR - Itaú Unibanco Foreign Units in transition to Historical Simulation approach

39
Itaú Unibanco

Risk Management – Pillar 3

Backtesting

The effectiveness of the VaR model is validated by the use of backtesting techniques that compare hypothetic daily results with the estimated daily VaR.  The number of exceptions to the VaR pre-established limits should be consistent, within an acceptable margin, with the hypothesis of 99% confidence intervals (i.e., there is a 1% probability that financial losses could be greater than the losses estimated by the model), considering a range of 250 business days (ending on December 31, 2014).  The backtesting analysis presented below takes into consideration the ranges suggested by the Basel document “Supervisory Framework for the use of backtesting in conjunction with the internal models approach to market risk capital requirements.”  The ranges are divided into:

—	Green (0 to 4 exceptions): corresponds to backtesting results that do not suggest any problems with the quality or accuracy of the models adopted;
—	Yellow (5 to 9 exceptions): refers to an intermediate range group, which indicates the need to pay attention and/or monitoring and may indicate the need of reviewing the model; and
—	Red (10 or more exceptions): demonstrate the need for improvement action.

The exposure graph below illustrates the reliability of risk measures generated from the models used by Itaú Unibanco in the Trading Portfolio (International Units are not included in these graph, given the immateriality of amounts involved).

The graph shows the adequacy level of the market risk models used by Itaú Unibanco, presenting the risk (absolute value) x return for the period considered.

Since the diagonal line represents the threshold where risk equals results, all the dots below this line indicate exceptions to the estimated risk.

For the exposure of the Trading Portfolio the hypothetic losses exceeded the VaR estimated by the model on 2 days in the period.

Backsetting – Trading Portfolio

40
Itaú Unibanco

Risk Management – Pillar 3

7	Operational Risk

7.1	Framework and Treatment

For Itaú Unibanco the operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal process, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives.  It includes legal risk associated with inadequacy or deficiency in contracts signed by the institution, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by the Institution.

Itaú Unibanco internally classifies its risk events in:

—	Internal fraud;
—	External fraud;
—	Labor demands and deficient security in the workplace;
—	Inadequate practices related to clients, products and services;
—	Damages to own physical assets or assets in use by Itaú Unibanco;
—	Interruption of Itaú Unibanco’s activities;
—	Failures in information technology systems;
—	Failures in the performance, compliance with deadlines and management of activities at Itaú Unibanco.

In line with the principles of the CMN Resolution 3,380 and BACEN Circular 3,647, Itaú Unibanco has an operational risk management structure and institutional policy, which are annually approved by the Board of Directors and are applicable to its local and foreign companies and subsidiaries.

Operational risk management is the process composed of operational risk management and control activities, which objective is to support the institution in decision making processes, always searching for the proper identification and assessment of risks, the creation of value for stockholders and the protection of Itaú Unibanco’s assets and image.

Itaú Unibanco has a governance process that is structured through forums and committees that are subordinated to the Superior Audit and Operational Risk Management Committee (CSAGRO) and CSRisc, which, in turn, report to the Board of Directors, and by well-defined roles and responsibilities in order to reinforce the segregation of the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks.  This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the internal control, compliance and operational risk department by means of methodologies, training and certification of the control environment on an independent basis and providing tools for monitoring them.

The management structure seeks to identify, assess, mitigate, monitor and report the operational risk for the purpose of ensuring the quality of the control environment in accordance with the internal guidelines and regulation in effect.

The executive areas managers use corporate methodologies that are built and made available by the internal control, compliance and operational risk department.  Among the methodologies and tools used are the self-evaluation and the map of the organization’s prioritized risks, the approval of processes and products, the monitoring of key risk indicators that and the database of operational losses.  Therefore, Itaú Unibanco’s operational risk framework ensures a conceptual exclusive basis for the management of processes, systems, projects and new products and services.

Within the governance of the management process, there are specific operational risk, internal control and compliance forums where the consolidated reports on risk monitoring, controls, action plans and operational losses are regularly presented to the business area executives.

It is worth noting that the dissemination of the risk and control culture to the employees by means of training is an important pillar of the operational risk agenda, aimed at providing a better understanding of the matter and playing a relevant role in its mitigation.

A summarized version of the institutional operational risk management policy can be found on the website www.itauunibanco.com.br/ri under Corporate Governance, Regulations and Policies, Public Access Report – Operational Risk.

41
Itaú Unibanco

Risk Management – Pillar 3

7.2	Crisis Management and Business Continuity

The purpose of Itaú Unibanco’s Business Continuity Program is to protect its employees, ensure the continuity of the critical functions of its business lines, safeguard revenue and sustain both a stable financial market in which it operates and the trust of its clients and strategic partners in the provision of services and products.

It is composed of procedures for relocating and/ or recovering operations in response to a variety of interruption levels, and can be divided into two key elements:

—
Crisis Management:  centralized communication and response processes to manage business interruption events and any other types of threats to the image and reputation of its identity before its employees, clients, strategic partners and regulators.  The structure has a command center that constantly monitors the daily operations, as well as the media channels in which Itaú Unibanco is mentioned.  The success of Crisis Management takes place through the Focal Agent Network, who are the representatives appointed by the business areas and that work in the monitoring of potential problems, resolution of crisis, resumption of business, improvement of processes and search for prevention actions;

—
Business Continuity Plans (PCN):  document with procedures and information, developed, consolidated and maintained available for use during possible incidents, allowing the resumption of critical activities in acceptable terms and conditions.  For the quick and safe resumption of the operations, Itaú Unibanco has established, in its PCN, corporate wide and customized actions for its line of business by means of:

−	Disaster Recovery Plan: focused on the recovery of its primary data center, ensuring the continuity of the processing of critical systems within minimum pre-established periods;
−
Workplace Contingency Plan:  employees responsible for carrying out critical business functions have alternative facilities to perform their activities in the event the buildings in which they usually work become unavailable.  There is approximately 2,000 contingency dedicated seats that are fully equipped to meet the needs of the business areas in emergency situations.

−	Emergency Plan: procedures aimed at minimizing the effects of emergency situations that may impact Itaú Unibanco’s facilities, with a preemptive focus;
−	Processes Contingency Plan: alternatives (Plan B) to carry out the critical processes identified in the business areas.

In order to keep the continuity solutions aligned with the business requirements (processes, minimum resources, legal requirements, etc) the Program applies the following tools to understand the organization:

−
Business Impact Analysis (BIA):  evaluates the criticality and resumption requirement of the processes that support the delivery of products and services.  Through this analysis the businesses’ resumption priorities are defined.

−
Risk Assessment (RA):  evaluates the processes and the effectiveness of the controls in place to mitigate the inherent risks of interruption as well as to implement actions to the gaps eventually identified in the business;

−
Threats and Vulnerabilities Analysis (AVA):  identification of threats to the locations where Itaú Unibanco buildings are located.  The control’s efficiency is evaluated against the potential threats in order to eventually identify vulnerabilities so that controls are adjusted or implemented to enhance the resilience level of the firm’s critical facilities.

42
Itaú Unibanco

Risk Management – Pillar 3

8	Liquidity Risk

8.1	Framework and Treatment

Liquidity risk is defined as the likelihood of the institution not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, not affecting its daily operations and not incurring significant losses.

The liquidity control risk is carried out by an independent group of the business units and is responsible for determining the composition of the reserve, proposing assumptions for the performance of cash flows in different timeframes, proposing liquidity risk limits in accordance with the group risk appetite, communicating any mismatches, considering liquidity risk on an individual basis in the countries where Itaú Unibanco operates, simulating the behavior of cash flows in stress conditions, assessing and reporting in advance the risks inherent to new products and operations and reporting on the information required by the regulatory agencies.  All activities are subject to assessment by the independent validation, internal controls and audit departments.

The liquidity risk measurement has to comprise all financial trades of the companies of Itaú Unibanco, as well as possible contingent and unexpected exposures, such as those derived from settlement services, provision of sureties and guarantees, credit lines contracted and not used.

The liquidity policies of management and associated limits are established based on prospective scenarios, reviewed periodically and based on definitions from senior management.

The document that details the liquidity risk control institutional policy is on the Investor Relations website www.itau-unibanco.com/ri, in the route:  Corporate Governance, Rules and Policies, Public Access Report - Liquidity Risk.

Pursuant to the requirements of CMN Resolutions No. 4,090 and BACEN Circular No. 3,393, Itaú Unibanco makes monthly delivery of its Liquidity Risk Statements (DLR) to BACEN and the following items are regularly prepared and submitted to the senior management for monitoring and decision support:

—	Different scenarios for liquidity projections;
—	Contingency plans for crisis situations;
—	Reports and charts to enable monitoring risk positions;
—	Assessment of funding costs and alternatives;
—	Tracking the sort of funding sources through a continuous control of funding sources considering counterparty type, maturity and other aspects.

8.2	Primary sources of funding

Itaú Unibanco has different sources of funding, with the main source arising from retail segment.

Primary sources of funding						R$ million
	Financial Conglomerate
	12/31/2014			9/30/2014			12/31/2013
Funding from clients	0 to 30 days	Total	%	0 to 30 days	Total	%	0 to 30 days	Total	%
Deposits	198,856	310,831		191,161	296,991		170,691	282,591
Demand deposits	64,015	64,015	11%	60,139	60,139	11%	50,497	50,497	10%
Savings deposits	118,449	118,449	21%	113,675	113,675	21%	106,166	106,166	20%
Time deposits	11,705	109,242	19%	16,767	119,535	22%	12,260	117,734	22%
Other	4,687	19,125	3%	580	3,642	1%	1,768	8,194	2%
Funds from acceptances and issuance of securities(1)	3,959	59,656	10%	2,632	58,666	11%	2,916	56,977	11%
Funds from own issue (2)	2,840	142,687	25%	3,350	136,318	25%	2,977	133,053	25%
Subordinated debt	174	55,617	10%	2,245	55,435	10%	146	56,564	11%
Total	205,829	568,791		199,388	547,410		176,730	529,185
(1) Includes mortgage notes, real estate credit bills, agribusiness and financial credit bills recorded in interbank and institutional market debts and liabilities for issue of debentures and foreign borrowings and securities recorded in funds from institutional markets.
(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

43
Itaú Unibanco

Risk Management – Pillar 3

9	Other Risks

Insurance Risk

Products that compose portfolios of insurance companies of Itau Unibanco are related to life and elementary insurance, as well as pension plans and some “capitalização”.  Accordingly, Itaú Unibanco understands that the main risks inherent to these products are:

—
Underwriting Risk is the possibility of losses arising from insurance products, pension plans and capitalização that go against company’s expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions;

—	Market Risk is the possibility of losses resulting from fluctuations in market values of assets and liabilities that comprise technical actuarial reserves;
—	Credit Risk is the possibility of noncompliance, by a given debtor, with obligations related to the settlement of operations that involve the trading of financial assets of reinsurance;
—
Operational risk is the possibility of the occurrence of losses arising from the failure, deficiency or inadequacy of internal processes, people and systems, or from external events that affect the achievement of the strategic, tactical or operational objectives of the insurance, pension and capitalização operations;

—
Liquidity risk in insurance operations is the possibility of the institution not be able to honor timely its obligations to policyholders and beneficiaries of pension funds due to lack of liquidity of the assets comprising the actuarial technical reserves.

In line with good national and international practices and to ensure that risks arising from insurance products, pension plans and capitalização are properly identified, measured, evaluated, reported and approved in relevant forums, Itau Unibanco has a risk management framework, whose guidelines are established in institutional normative, approved by the Board, applicable to companies and subsidiaries at risk from insurance products, pension plans and capitalização, in Brazil and abroad.

Risk management process for insurance products, pension plans and capitalização is based on responsibilities defined and distributed between control and business areas, ensuring independence between them.  Itaú Unibanco chose to manage the risks arising from these products on a segregated basis, in accordance with the guidelines established by the institution for each type of risk in order to focus on the specifics of each risk of the insurance, pension and capitalização.

As part of the risk management process, there is a structure of collegiate forums whose decisions may be taken to higher commissions, thus ensuring compliance with several regulatory and internal requirements, as well as balanced decisions relative to risks.

Social and Environmental Risk

In business management, Itaú Unibanco continuously takes into consideration the potential of the risk of losses due to exposure to social and environmental events arising from the performance of its activities.  These events arise from the direct operation of Itaú Unibanco which, on its own, has an impact on the environment or human health.  Accordingly, the institution sees the social and environmental risk as the risk of losses arising from social and environmental losses caused by Itaú Unibanco in the development of its activities or by its actions, being its management structured by specific governance and formalized by means of policies.

In the governance of social and environmental issues, Itaú Unibanco has the Social and Environmental Risk Committee and its main responsibility is to propose institutional understandings on issues related to the exposure to the social and environmental risk of our activities and operations.  Additionally, the social and environmental risk is managed by the first line of defense in its daily activities with the support of the legal department and social and environmental risk analysis units dedicated to the business.  The business units also have the governance of approval of new products, which assesses the social and environmental risk, thus ensuring compliance with this requirement in all products and processes of the institution.

To this end, Itaú Unibanco has been developing many internal processes aimed at the management, control and mitigation of events that may lead to the occurrence of social and environmental risk.  These include, for example, the consideration of the social and environmental in the investments, processes of credit assignment, contracting suppliers, insurance underwriting and acquisition of real estate properties for its own use.  The other lines are responsible for assessing controls and the effectiveness of the risk management processes on an independent basis.

44
Itaú Unibanco

Risk Management – Pillar 3

Itaú Unibanco consistently seeks to evolve in the management of social and environmental risk, always paying attention to the challenges so as to monitor the changes in and demands of society.  Therefore, among other actions, we have assumed and incorporated into our internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into our business.  The main ones are the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Impact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, the Pacto Nacional para Erradicação do Trabalho Escravo (National Pact for Eradicating Slave Labor), among others.  Our efforts to increase the knowledge of the assessment of the social and environmental criteria have been recognized as models in Brazil and abroad, as shown by the recurring presence of the institution in the major sustainability indexes abroad, such as the Dow Jones Sustainability Index, and in Brazil, such as the Corporate Sustainability Index, in addition to the many awards we have received.

Reputational Risk

Itaú Unibanco defines reputational risk as the risk arising from internal practices, risk events and external factors that may generate a negative perception of the institution among clients, counterparties, stockholders, investors, supervisors, commercial partners, among others, resulting in impacts on the value of the brand and financial losses, in addition to adversely affecting Itaú Unibanco’s capability to maintain existing commercial relations, start new businesses and continue to have access to financing sources.

Since the reputational risk directly or indirectly permeates all operations and processes of the institution, Itaú Unibanco’s governance is structured in a way to ensure that potential reputational risks are identified, analyzed and managed still in the initial phases of its operations and the analysis of new products.

Itaú Unibanco believes that our reputation is extremely important for us to achieve our long-term goals and this is why we try to align our speech with ethical and transparent practice and work, which is essential to raise the confidence of our stakeholders.

For the purpose of avoiding negative impacts on the perception of Itaú Unibanco’s image by the many stakeholders, the treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies, and their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks to which the institution is, or might be, exposed.  Among them are:

—	Process for the prevention and fight against the use of Itaú Unibanco in unlawful acts;
—	Crisis management process and business continuity;
—	Processes and guidelines of the governmental and institutional relations;
—	Corporate communication process;
—	Brand management process;
—	Ombudsman offices initiatives and commitment to customer satisfaction;
—	Ethics guidelines and prevention of corruption.

Regulatory Risk

Regulatory risk is considered at Itaú Unibanco as the risk arising from losses due to fines, sanctions and other penalties applied by regulatory agencies resulting from noncompliance with regulatory requirements.  The regulatory risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the departments of the institution and monitoring the implementation of actions directed at adherence to the regulatory requirements.

Itaú Unibanco has a structured and consistent flow for addressing rules, covering the stages of recognition, distribution, monitoring and compliance, and all of these processes are established in internal policies.  The structure and flow for addressing the regulatory risk are composed of:  (i) monitoring of legislative bills, notices and public consultation; (ii) recognition of new rules for determining action plans; (iii) relationship with regulators; (iv) monitoring of action plans; and (v) prioritization of risks.

Model Risk

Itaú Unibanco’s risk management already has proprietary models for risk management that are continuously monitored, and reviewed whenever necessary, aiming at ensuring effectiveness in strategic and business decisions.

Model risk is defined as the risk that arises from the models used by Itaú Unibanco not reflecting, on a consistent basis, the relationships of variables of interest, creating results that systematically differ from those observed.  This risk may materialize mainly as a result of methodological inadequacies during its development or the use in different situations from those modeled.

45
Itaú Unibanco

Risk Management – Pillar 3

Itaú Unibanco uses the best market practices to manage the model risk to which it is exposed during the entire lifecycle of a model and the stages of which may be classified into four main ones:  development, implementation, validation and use.  The best practices that mark the model risk control at the institution include:  (i) certification of the quality of the database used; (ii) application of a list of essential steps to be taken during the development; (iii) conservatism in judgmental models (iv) use of external benchmarks; (v) approval of results generated in implementation; (vi) independent technical validation; (vii) assessments of use; (viii) assessments of the impact in the use; and (ix) monitoring of performance.

Country Risk

Country risk is defined as the risk of losses arising from noncompliance with the financial obligations in the terms agreed upon by borrowers, issuers, counterparties or guarantors as a result of actions taken by the government of the country where the borrower, issuer, counterparty or guarantor is located or of political, economic and social events related to that country.

Itaú Unibanco is present in many other countries in addition to Brazil.  In addition to the foreign units, we have a relationship with borrowers, issuers, counterparties and guarantors, mainly institutional, from many places in the world, regardless of whether we have a foreign unit in the place where the borrower, issuer, counterparty or guarantor is located.

In order to properly address the country risk, Itaú Unibanco has a specific and a process structure aimed at ensuring that the risk is managed and controlled.  These processes include:  (i) country risk governance; (ii) establishment of country ratings; (iii) determination of limits for countries; and (iv) monitoring of limits and treatment of noncompliance.

Business and Strategy Risk

Itaú Unibanco defines the business and strategy risk as the risk of a negative impact on the results or capital as a consequence of a faulty strategic planning, the making of adverse strategic decisions, the inability of Itaú Unibanco to implement the proper strategic plans and/or changes in its business environment.

Since the business and strategic risk can directly affect the creation of value and even the feasibility of the institution, Itaú Unibanco has implemented many mechanisms that ensure that both the business and the strategic decision-making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio.

In order to treat risk properly, Itaú Unibanco has the governance standards and processes listed below that fully involve the senior management and the risk control and management department in business and strategic decisions so as to ensure that the risk is managed and that the decisions are sustainable.  Therefore, there is:

—	Governance that has qualified decision-makers who, at the same time, are properly motivated;
—	Budgeting process with the active participation of the risk control and management department;
—	Process for the assessment of new products before they are sold;
—	Specific structure for the assessment and prospection of mergers and acquisitions.

46
Itaú Unibanco

Risk Management – Pillar 3

10	Enterprise Risk Management and Alignment of Incentives

In accordance with the scope and complexity of its operations, Itaú Unibanco established processes for effectively identifying, assessing, monitoring and controlling risks, besides adequately allocating the capital to segments.  In addition, Itaú Unibanco established processes, which enables the Executives and Board of Directors to hold a global view about the institution´s risk exposures, as well as a prospective view about the adequacy of its capital, besides promoting the alignment of incentives.  We describe some of these processes below:

Integrated monitoring of risks and capital adequacy

Itaú Unibanco has an integrated structure to monitor credit, market, operational, liquidity and reputational risks, as well as the capital adequacy in current and prospective views.  This structure combines complementary risk measurement types, aiming at getting an overall view of the exposures incurred by the institution.  The monitoring is regularly followed up and discussed at the executive and the Board of Directors levels, thus being used as an important risk management oversight tool of Itaú Unibanco.

Stress Test

The stress test performed by Itaú Unibanco is aimed at evaluating the solvency of the institution in extreme stress situations, as well as identifying areas that are more susceptible to stress impact that may undergo risk mitigation.  It is based on stressed projections of macroeconomic and credit variables, with the purpose of analyzing the added effect on income, capital and liquidity of the institution, consistent with the financial industry’s standards.  The test is performed on the main bank portfolios, simulating the impact on each business area through the calculation of stressed financial statements, under different scenarios approved by the Board of Directors, considering a horizon of two to three years.

The test results are reported to the top management and the Board of Directors supporting strategic decisions.

Risk-adjusted Compensation

The Compensation guidelines of Itaú Unibanco are aimed at attracting, retaining and compensating on merit its collaborators, encouraging prudent risk exposure levels in short-, medium- and long-term strategies, in line with the interests of its shareholders and regulatory authorities and line with the organization’s culture.  The governance structure of compensation and incentive to the prudent risk taking has been consolidating in line with the best international compensation and governance practices.  The Compensation Committee, in accordance with the CMN Resolution No. 3,921 and reporting to the Board of Directors is responsible for setting out the guidelines on models of compensation to collaborators and the policy on compensation of management members of the Conglomerate companies.

Compensation in Itaú Unibanco takes into account the strategy of the institution, the general and specific legislation that should be adopted for each business or region of operation, and the adequate risk management over time.  The variable compensation considers the current and potential risks, giving incentive to the achievement of sustainable results and discouraging decisions that involve excess risks.  The calculation of the aggregate and individual amounts considers, among others, long-term sustainable financial bases, adjustments to future payments in view of assumed risks, the results of the institution and/or of the area, when applicable, and the ratio between performance and risks incurred.

In accordance with the CMN Resolution No. 3,921, a portion of the variable compensation of statutory officers is paid in stocks (at least 50%) and a percentage is deferred for three years (at least 40% of variable compensation).  The deferred and unpaid portions must be reversed in case the institution has an unsatisfactory performance and the business unit has a negative performance.

Reflecting its concern with sustainable performance, Itaú Unibanco implements specific variable compensation practices for collaborators which roles and responsibilities have material impact on the risk of the bank, although they are not subject to the requirements of CMN Resolution No. 3,921.  For such collaborators, mechanisms are provided for making adjustments to bonus arising from compliance, risk as well as deferral events.

47
Itaú Unibanco

Risk Management – Pillar 3

11	Appendix I

				RS thousand
			12/31/2014
	Breakdown of the Referential Equity and Information on its adequacy Core Capital: instruments and reserves	Value (R$ Thousand)	Temporary Treatment (R$ Thousand)	Balance Sheet Reference
1	Instruments Eligible for the Core Capital	75,000,000	-	(k)
2	Revenue reserves	25,234,921	-	(l)
3	Other revenue and other reserve	1,839,175	-	(m)
4	Instruments that are authorized to compose the Core Capital before Resolution No. 4,192 of 2013 comes into effect
5	Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from the Core Capital1	1,172,429	447,851	(j)
6	Core Capital before prudential adjustments	103,246,525	-
	Core Capital: prudential adjustments
7	Prudential adjustments related to the pricing of financial instruments	-	-
8	Goodwill paid upon the acquisition of investments based on the expectation of future profitability	414,926	1,659,706	(e)
9	Intangible assets	4,059,983	2,387,345	(h) / (i)
10	Tax credits arising from income tax losses and social contribution tax loss carryfowards and those originating from this contribution related to determination periods ended until December 31, 19982	1,167,918	4,671,671	(b)
11	Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose mark-to-market adjustments are not recorded in the books.	-	-
12	Downward difference between the amount recognized as a provision and the expected loss for institutions using	-	-
13	Gains arising from securitization operations
14	Gains or losses arising from the impact of changes on the credit risk of the institution on the fair value assessment of liability items
15	Actuarial assets related to defined benefit pension funds	28,563	114,251	(d)
16	Shares or other instruments issued by the bank authorized to compose the Core Capital, acquired directly, indirectly or synthetically	1,327,880	-	(n)
17	Investments crossed with instruments eligible for the Core Capital
18	Added value of investments lower than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities that exceeds 10% of the amount of the Core Capital, disregarding specific deductions.	-	-
19	Investments higher than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	2,727,870	10,911,479	(f)
20	Mortgage servicing rights
21	Tax credits arising from temporary differences that depend on the generation of income or future taxable income for their realization, above the limit of 10% of the Core Capital, disregarding specific deductions	-	-
22	Amount that exceeds 15% of the Core Capital	-	-
23	of which: arising from investments in the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities	-	-
24	of which: arising from mortgage servicing rights
25	of which: arising from tax credits resulting from temporary differences that depend on the generation of income or future taxable income for their realization2	-	-
26	National regulatory adjustments	(2,692,380)
26.a	Deferred permanent assets	121,247	-	(g)
26.b	Investment in dependence, financial institution abroad or non-financial entity that is part of the conglomerate, with respect to which the Central Bank of Brazil does not have access to information, data and documents	-	-
26.c	Funding instruments eligible for the Core Capital issued by an institution that is authorized to operate by the Central Bank of Brazil or by a financial institution abroad, and that is not part of the conglomerate	649,519	-	(a)
26.d	Increase of unauthorized capital	-	-
26.e	Excess of the amount adjusted of Core Capital	-	-
26.f	Deposit to cover capital deficiency	-	-
26.g	Amount of intangible assets established before Resolution No. 4,192 of 2013 comes into effect	3,463,146	-	(i)
26.h	Excess of resources invested on permanent assets	-
26.i	PR emphasis	-
26.j	Other residual differences concerning the Core Capital calculation methodology for regulatory purposes	-
27	Regulatory adjustments applied to the Core Capital due to the Insufficiency of Additional Capital and Tier II Capital to cover deductions	-	-
28	Total regulatory deductions from the Core Capital	7,034,759
29	Core Capital	96,211,766
(1) Considers prudential adjustments corresponding to deduction of non-controlling interest
(2) Considers the deduction of deferred tax liabilities
(3) Calculated according to article 9 of Bacen Resolution No. 4,192
(4) Calculated according to article 29 of Resolution No. 4,192

48
Itaú Unibanco

Risk Management – Pillar 3

			RS thousand
	Breakdown of the Referential Equity and Information on its adequacy	12/31/2014
	Additional Capital: instruments	Value (R$ Thousand)	Temporary Treatment (R$ Thousand)	Balance Sheet Reference
30	Instruments eligible for the Additional Capital	-	-
31	of which: classified as core capital in accordance with the accounting rules	-	-
32	of which: classified as liabilities in accordance with the accounting rules	-	-
33	Instruments that are authorized to compose the Additional Capital before Resolution No. 4,192 of 2013 comes into effect	-	-
34	Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from the Additional Capital3	20,000	79,999
35	of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	-	-
36	Additional capital before regulatory deductions	20,000	-
	Additional Capital: regulatory deductions
37	Shares or other instruments issued by the bank authorized to compose the Additional Capital, acquired directly, indirectly or synthetically	-	-
38	Investments crossed with instruments eligible for the Additional Capital
39	Added value of investments lower than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate and that exceeds 10% of the amount of the Additional Capital	-
40	Investments higher than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate	-
41	National regulatory adjustments	-	-
41.a	Funding instruments eligible for the Additional Capital issued by an institution that is authorized to operate by the Central Bank of Brazil or by a financial institution abroad, and that is not part of the conglomerate, limited to the instruments held by third parties and issued until December 31, 2012	-	-
41.b	Non-controlling interest in Additional Capital	-	-
41.c	Other residual differences concerning the Additional Capital calculation methodology for regulatory purposes	-	-
42	Regulatory adjustments applied to the Additional Capital due to the insufficiency of Tier II Capital to cover deductions	-	-
43	Total regulatory deductions from the Additional Capital	-	-
44	Additional Capital	20,000
45	Tier I	96,231,766
	Tier II: instruments
46	Instruments eligible for Tier II Capital	-
47	Instruments that are authorized to compose Tier II Capital before Resolution No. 4,192 of 2013 comes into effect4	33,546,949	8,386,737
48	Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from Tier II Capital3	16,281	65,124
49	of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	16,281	65,124
50	Excess of provisions with respect to the loss expected in IRB	-	-
51	Tier II before regulatory deductions	33,563,230
	Tier II: regulatory deductions
52	Shares or other instruments issued by the bank authorized to compose Tier II Capital, acquired directly, indirectly or synthetically	-	-
53	Investments crossed with instruments eligible for Tier II Capital
54	Added value of investments lower than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate and that exceeds 10% of the amount of Tier II Capital	-
55	Investments higher than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate	-
56	National regulatory adjustments	4,540
56.a	Funding instruments issued by an institution that is authorized to operate by the Central Bank of Brazil or by a financial institution abroad, and that is not part of the conglomerate, limited to the instruments held by third parties and issued until December 31, 2012	4,540	-	(a)
56.b	Non-controlling interest in Tier II	-	-
56.c	Other residual differences concerning Tier II calculation methodology for regulatory purposes	-	-
57	Total regulatory deductions from Tier II Capital	4,540	-
58	Tier II	33,558,690	-
59	Referential Equity (Tier I + Tier II)	129,790,456
60	Total risk-weighted assets	768,074,569	-
(1) Considers prudential adjustments corresponding to deduction of non-controlling interest
(2) Considers the deduction of deferred tax liabilities
(3) Calculated according to article 9 of Bacen Resolution No. 4,192
(4) Calculated according to article 29 of Resolution No. 4,192

49
Itaú Unibanco

Risk Management – Pillar 3

		RS thousand
	Breakdown of the Referential Equity and Information on its adequacy	12/31/2014
	BIS Ratios and Additional Core Capital	Value (R$ Thousand)	Temporary Treatment (R$ Thousand)	Balance Sheet Reference
		%	%	%
61	Common Equity Tier 1	12.5%
62	Tier I Ratio	12.5%
63	BIS Ratio	16.9%
64	Core Capital minimum requirement, including capital additions (% of RWA)	4.5%
65	of which: additional for preserving capital	0.0%
66	of which: countercyclical additional	0.0%
67	of which: additional for institutions that are systemically important at global level (G-SIB)
68	Core Capital available to meet the requirement for Additional Core Capital (% of RWA)	8.0%
	National Minimum		-
69	Core Capital Ratio, if different from that established in Basel III
70	Tier I Ratio, if different from that established in Basel III	5.5%
71	BIS Ratio, if different from that established in Basel III	11%
	Amounts below the limit for deduction (non-weighted by risk)	Value (R$ Thousand)	Temporary Treatment (R$ Thousand)	Balance Sheet Reference
72	Added value of investments lower than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	-
73	Investments higher than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	9,893,964		(f)
74	Mortgage servicing rights
75	Tax credits arising from temporary differences, not deducted from the Core Capital	4,041,159		(c)
	Limits to the inclusion of provisions in Tier II	Value (R$ Thousand)
76	Generic provisions eligible for the inclusion in Tier II Capital related to exposures subject to the calculation of the capital requirement by means of a standardized approach
77	Limit for the inclusion of generic provisions in Tier II Capital for exposures subject to the standardized approach
78	Provisions eligible for the inclusion in Tier II Capital related to exposures subject to the calculation of the capital requirement by means of the IRB approach (before the application of the limit)	-
79	Limit for the inclusion of provisions in Tier II Capital for exposures subject to the IRB approach	-
	Instruments authorized to compose the Referential Equity before Resolution No. 4,192 of 2013 comes into effect (applicable between October 1, 2013 and January 1, 2022)	Value (R$ Thousand)	Temporary Treatment (R$ Thousand)	Balance Sheet Reference
80	Current limit for instruments that are authorized to compose the Core Capital before Resolution No. 4,192 of 2013 comes into effect
81	Amount excluded from the Core Capital due to the limit
82	Instruments that are authorized to compose the Additional Capital before Resolution No. 4,192 of 2013 comes into effect	-	-
83	Amount excluded from the Additional Capital due to the limit	-	-
84	Instruments that are authorized to compose Tier II Capital before Resolution No. 4,192 of 2013 comes into effect4	33,546,949	-
85	Amount excluded from Tier II Capital due to the limit4	8,386,737	-
(1) Considers prudential adjustments corresponding to deduction of non-controlling interest
(2) Considers the deduction of deferred tax liabilities
(3) Calculated according to article 9 of Bacen Resolution No. 4,192
(4) Calculated according to article 29 of Resolution No. 4,192

50
Itaú Unibanco

Risk Management – Pillar 3

12	Glossaries

12.1	Glossary of Acronyms

A

—	AVA - Avaliação de Vulnerabilidades e Ameaças (Threats and Vulnerabilities Analysis)

—	ARS - Argentine Peso

B

—	BACEN - Banco Central do Brasil (Central Bank of Brazil)

—	BIA - Business Impact Analysis

—	BM&FBOVESPA - Bolsa de Valores, Mercadorias e Futuros de São Paulo (São Paulo Stock, Mercantile and Future Exchange)

—	BRL - Brazilian Real

C

—	CDB - Certificado de Depósito Bancário (Bank Deposit Certificate)

—	CDI - Certificado de Depósito Interfinanceiro (Interbank Deposit Certificate)

—	CDS - Credit Default Swap

—	CER - Coeficiente de Estabilización de Referencia (Argentine inflation index linked interest rate)

—	CLN - Credit Linked Note

—	CLP - Chilean Peso

—	CMN - Conselho Monetário Nacional (National Monetary Council)

—	CNSP - Conselho Nacional de Seguros Privados (National Council of Private Insurance)

—	COPOM - Monetary Policy Committee

—	CRA - Agribusiness Receivables Certificate

—	CRI - Certificados de Recebíveis Imobiliários (Securitized Real Estate Loans)

—	CSAGRO – Operational Risk Management Committee

—	CSRisc – Superior Risk Policy Committee

—	CSTI – Superior Institutional Treasury Committee

—	CVM - Securities and Exchange Commission

D

—	DRL - Demonstrativo de Risco de Liquidez (Liquidity Risk Statements)

—	DV01 - Delta Variation Risk

E

—	EAD - Exposure at Default

F

—	FIDC - Fundos de Investimento em Direito Creditórios (Credit Rights Investment Funds)

—	FPRs - Fatores de Ponderação de Riscos (weighting factor)

—	FEPF - Fator de Exposição Potencial Futura

—	FCL - Fator de Conversão de Crédito de Operações a Liquidar

51
Itaú Unibanco

Risk Management – Pillar 3

I

—	ICAAP - Internal capital adequacy assessment process

—	IGPM – Índice Geral de Preços do Mercado (Brazilian consumer index)

—	IPCA - Índice de Preço ao Consumidor Amplo (Brazilian consumer index)

—	IT - Information Technology

L

—	LGD - Loss Given Default

M

—	MEP - Equity Method

—	MtM - Mark to Market

P

—	PCN - Planos de Continuidade de Negócios (Business Continuity Plans)

—	PD - Probability of default

—	PR - Patrimônio de Referência (Referential Equity)

—	PYG - Paraguayan Guarani

R

—	RA - Risk Assessment

—	RBAN - Referential equity calculated for covering the interest rate risk of trades of the Banking Portfolio

—	RCAP – Regulatory Consistency Assessment Programme

—	RWA - Risk Weighted Asset

—	RWAACS – Portion relating to exposures subjects to variations in equities prices and classified in the Trading Portfolio;

—	RWACAM – Portion relating the exposures in gold, foreign exchange rate and assets subject to foreign exchange rate variations;

—	RWACOM – Portion relating to exposures subjects to variations in commodity prices

—	RWACPAD – Portion relating to exposures to credit risk

—	RWAJUR - Portion relating to exposures subjects to variations of interest rates, interest coupons and coupon rates and classified in the Trading Portfolio

—	RWAJUR1 – Portion relating to exposures subject to fixed income interest rate denominated in reais

—	RWAJUR2 - Portion relating to exposures subject to variation in the foreign exchange linked interest rate

—	RWAJUR3 - Portion relating to exposures subject to variation in the price index linked interest rates

—	RWAJUR4 - Portion relating exposures subject to variation in the interest rate index linked interest rate

—	RWAMPAD - Sum of the terms: RWACAM, RWAJUR, RWACOM, RWAACS

—	RWAOPAD - Portion relating to the calculation of operational risk capital requirements

S

—	SUSEP - Superintendência de Seguros Privados (Superintendence of Private Insurance)

T

—	TRS - Total Return Swap

—	TR - Taxa Referencial (Referential Rate)

52
Itaú Unibanco

Risk Management – Pillar 3

—	TVM - Títulos de valores mobiliários (Securities)

U

—	UF - Chilean consumer index

—	UI - Uruguayan consumer index

—	U.S. - United States of America

—	UYU - Uruguayan Peso

V

—	VaR - Value at Risk

53
Itaú Unibanco

Risk Management – Pillar 3

12.2	Glossary of Norms

—	BACEN Circular No. 3,354 of June 27th, 2007

—	BACEN Circular No. 3,393 of June 3rd, 2008

—	BACEN Circular No. 3,547, of July 07th, 2011

—	BACEN Circular No. 3,635, of March 04th, 2013

—	BACEN Circular No. 3,636, of March 04th, 2013

—	BACEN Circular No. 3,637, of March 04th, 2013

—	BACEN Circular No. 3,638, of March 04th, 2013

—	BACEN Circular No. 3,639, of March 04th, 2013

—	BACEN Circular No. 3,640, of March 04th, 2013

—	BACEN Circular No. 3,641, of March 04th, 2013

—	BACEN Circular No. 3,643, of March 04th, 2013

—	BACEN Circular No. 3,644, of March 04th, 2013

—	BACEN Circular No. 3,645, of March 04th, 2013

—	BACEN Circular No. 3,647, of March 04th, 2013

—	BACEN Circular No. 3,652, of March 26th, 2013

—	BACEN Circular No. 3,675, of October 31st, 2013

—	BACEN Circular No. 3,678, of October 31st, 2013

—	BACEN Circular No. 3,679, of October 31st, 2013

—	BACEN Circular No. 3,696, of January 03rd, 2014

—	BACEN Circular No. 3,714, of August 20th, 2014

—	BACEN Circular No. 3,716, of August 21st, 2014

—	BACEN Circular No. 3,741, of December 29th, 2014

—	BACEN Circular Letter No. 3,565 of September 06th, 2012

—	CNSP Circular No. 411 of December 22nd, 2010

—	CNSP Resolution No. 228 of December 06th, 2010

—	CNSP Resolution No. 280, of January 30th, 2013

—	CNSP Resolution No. 282, of January 30th, 2013

—	CNSP Resolution No. 283, of January 30th, 2013

—	CNSP Resolution No. 284, of January 30th, 2013

—	CNSP Resolution No. 302, of December 16th 2013

—	CMN Resolution No. 3,380 of June 29th, 2006

—	CMN Resolution No. 3,444 of February 28th, 2007

—	CMN Resolution No. 3,464 of June 26th, 2007

—	CMN Resolution No. 3,533 of January 31st, 2008

—	CMN Resolution No. 3,721 of April 30th, 2009

—	CMN Resolution No. 3,809 of October 28th 2009

54
Itaú Unibanco

Risk Management – Pillar 3

—	CMN Resolution No. 3,921 of November 25th, 2010

—	CMN Resolution No. 3,988 of June 30th, 2011

—	CMN Resolution No. 4,090, of May 24th, 2012

—	CMN Resolution No. 4,192, of March 1st, 2013

—	CMN Resolution No. 4,193, of March 1st, 2013

—	CMN Resolution No. 4,194, of March 1st, 2013

—	CMN Resolution No. 4,195, of March 1st, 2013

—	CMN Resolution No. 4,277, of October 31st, 2013

—	CMN Resolution No. 4,278, of October 31st, 2013

—	CMN Resolution No. 4,279, of October 31st, 2013

—	CMN Resolution No. 4,280, of October 31st, 2013

—	CMN Resolution No. 4,281, of October 31st, 2013

—	CMN Resolution No. 4,311, of February 20th, 2014

—	CVM Regulatory Instruction No. 475 of December 17th, 2008

55

Itaú Unibanco